UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________________

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13A-16 AND L5D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(August 9, 2013)

DIVERSINET CORP.

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(Name of Registrant)

2235 Sheppard Avenue East, Suite 1700, Toronto, Ontario M2J 5B5

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(Address of principal executive offices)

1.

Material change report filed in Canada.

2.

Asset Purchase Agreement between Diversinet Corp. and IMS Health Canada Inc. and IMS Software Services Ltd.

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F  X

Form 40-F

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Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

YES

NO   X

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized

DIVERSINET CORP.

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(REGISTRANT)

DATE: August 9, 2013

BY:    /S/ DAVID HACKETT

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DAVID HACKETT, CHIEF FINANCIAL OFFICER

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1

Name and Address of Company

Diversinet Corp. (“Diversinet”)

2235 Sheppard Avenue East, Suite 1700

Toronto, Ontario  M2J 5B5

Item 2

Date of Material Change

August 8, 2013

Item 3

News Release

A press release with respect to the material change described herein was issued on August 9, 2013 via Canada Newswire.

Item 4

Summary of Material Change

Diversinet announced that it has entered into an asset purchase agreement with certain subsidiaries of IMS Health Incorporated (“IMS Health”) to sell substantially all of the intellectual property, software, customer contracts and certain other assets of Diversinet for $3,500,000.

Furthermore, the Board is proposing to take steps necessary to voluntarily wind up the Company pursuant to the Business Corporations Act (Ontario).  This will involve the appointment of a liquidator to discontinue the business of the Company and to satisfy all claims and obligations and to distribute to shareholders, on a pro rata basis, the remaining funds and assets of the Company.  At the AGM, shareholders will be asked to approve a Plan of Liquidation and Distribution to take all necessary steps to effect the voluntary winding up of the Company.

The Company is also delisting its common shares from the TSX Venture Exchange effective August 13, 2013.  Trading of the Company’s common shares will continue for a transitional period prior to the wind up on the OTCQB under the trading symbol DVNTF.

Item 5

5.1 Full Description of Material Change

Diversinet Corp. announced that it has entered into an asset purchase agreement (“Agreement”) with certain subsidiaries of IMS Health Incorporated (“IMS Health”).

Under the Agreement, IMS Health has agreed to purchase substantially all of the intellectual property, software, customer contracts and certain other assets of Diversinet for $3,500,000.  An amount equal to one-half of the sale proceeds will be deposited with an independent escrow agent to be available to satisfy indemnity claims by IMS Health, if any, made prior to the proposed winding-up described below. Certain employees of Diversinet have been offered employment by IMS Health, subject to closing of the transaction contemplated by the Agreement.  The closing is subject to customary conditions precedent at closing, including Diversinet shareholder approval.  Shareholders will be asked to approve the transaction at the annual and special meeting of shareholders (“AGM”), scheduled for September 11, 2013.  Holders of an aggregate of appropriately 38% of the outstanding common shares of Diversinet, including shareholders who are Directors and their respective affiliated companies, have agreed with IMS Health to vote in favour of the transaction.

Under the Agreement, IMS Health is entitled to a break fee in certain circumstances, including a $750,000 payment upon the acceptance by Diversinet of an unsolicited superior proposal from a third party.  IMS Health has also been granted other typical deal protection provisions including a right to match any superior proposal that is received by Diversinet on an unsolicited basis.

Craig-Hallum Capital Group LLC acted as financial advisor to Diversinet.

Furthermore, the Board is proposing to take steps necessary to voluntarily wind up the Company pursuant to the Business Corporations Act (Ontario).  This will involve the appointment of a liquidator to discontinue the business of the Company and to satisfy all claims and obligations and to distribute to shareholders, on a pro rata basis, the remaining funds and assets of the Company.  At the AGM, shareholders will be asked to approve a Plan of Liquidation and Distribution to take all necessary steps to effect the voluntary winding up of the Company.  A one time distribution to shareholders is not expected before early 2014.  While there is no guarantee as to the amount of the shareholder distribution, Diversinet currently expects to distribute a per share amount in the range of $0.05 to $0.065 based on recent estimates of anticipated claims and obligations to be settled.

Both the approval by shareholders of the sale transaction and the voluntary winding up of the Company will require the approval of two thirds of the votes cast at the AGM.  Shareholders will receive additional details on the transaction contemplated by the Agreement and winding up process in the management information circular to be sent to shareholders as part of the AGM materials.

The Company is also delisting its common shares from the TSX Venture Exchange effective August 13, 2013.  Trading of the Company’s common shares will continue for a transitional period prior to the wind up, which is expected to start on or about September 16, 2013, on the OTCQB under the trading symbol DVNTF.

5.2 Disclosure of Restructuring Transactions

Not applicable.

Item 6

Reliance on Confidentiality Provisions

Not applicable.

Item 7

Omitted Information

Not applicable.

Item 8

Executive Officer

For further information contact David Hackett, Chief Financial Officer, at (416) 756-2324, extension 275.

Item 9

August 9, 2013.

Diversinet Announces Sale of its Business, Proposed Liquidation and Second Quarter 2013 Financial Results

TORONTO, August 9, 2013 – Diversinet Corp. (TSX Venture: DIV, OTCQB: DVNTF), announced today that it has entered into an asset purchase agreement (“Agreement”) with certain subsidiaries of IMS Health Incorporated (“IMS Health”).

Under the Agreement, IMS Health has agreed to purchase substantially all of the intellectual property, software, customer contracts and certain other assets of Diversinet for $3,500,000.  An amount equal to one-half of the sale proceeds will be deposited with an independent escrow agent to be available to satisfy indemnity claims by IMS Health, if any, made prior to the proposed winding-up described below. Certain employees of Diversinet have been offered employment by IMS Health, subject to closing of the transaction contemplated by the Agreement.  The closing is subject to customary conditions precedent at closing, including Diversinet shareholder approval.  Shareholders will be asked to approve the transaction at the annual and special meeting of shareholders (“AGM”), scheduled for September 11, 2013.  Holders of an aggregate of appropriately 38% of the outstanding common shares of Diversinet, including shareholders who are Directors and their respective affiliated companies, have agreed with IMS Health to vote in favour of the transaction.

Under the Agreement, IMS Health is entitled to a break fee in certain circumstances, including a $750,000 payment upon the acceptance by Diversinet of an unsolicited superior proposal from a third party.  IMS Health has also been granted other typical deal protection provisions including a right to match any superior proposal that is received by Diversinet on an unsolicited basis.

Craig-Hallum Capital Group LLC acted as financial advisor to Diversinet.

Furthermore, the Board will be proposing the voluntary winding up of the Company pursuant to the Business Corporations Act (Ontario).  This will involve the appointment of a liquidator to discontinue the business of the Company and to satisfy all claims and obligations and to distribute to shareholders, on a pro rata basis, the remaining funds and assets of the Company.  At the AGM, shareholders will be asked to approve a Plan of Liquidation and Distribution to take all necessary steps to effect the voluntary winding up of the Company.  A one time distribution to shareholders is not expected before early 2014.  While there is no guarantee as to the amount of the shareholder distribution, Diversinet currently expects to distribute a per share amount in the range of $0.05 to $0.065 based on recent estimates of anticipated claims and obligations to be settled.

Both the approval by shareholders of the sale transaction and the voluntary winding up of the Company will require the approval of two thirds of the votes cast at the AGM.  Shareholders will receive additional details on the transaction contemplated by the Agreement and winding up process in the management information circular to be sent to shareholders as part of the AGM materials.

The Company is also delisting its common shares from the TSX Venture Exchange effective August 13, 2013.  Trading of the Company’s common shares will continue for a transitional period prior to the wind up, which is expected to start on or about September 16, 2013, on the OTCQB under the trading symbol DVNTF.

Q2 Financial Highlights

Revenues for the second quarter were $263,000, compared to $419,000 in the same year-ago period. Revenues for the six months ended June 30, 2013 were $566,000 compared to $701,000 in the same period in 2012.

Net loss in the second quarter totalled $794,000 or $(0.02) per share, compared to $1.1 million or $(0.03) per share in the same year ago period. Net loss for the six months ended June 30, 2013 was $1.8 million, or $(0.04) per share, compared to $2.6 million or $(0.06) per share in the first six months of 2012.

Cash and cash equivalents were $1.6 million at June 30, 2013 and $3.2 million at December 31, 2012.  At June 30, 2013, the Company had 43,497,000 common shares outstanding.

Financial Summary

	Q2 2013	Q2 2012
Revenues	$262,844	$419,258
Cost of revenues	12,980	64,934
Gross margin	249,864	354,324

Expenses
Research and development	429,101	702,828
Sales and marketing	139,721	344,359
General and administrative	421,482	444,635
Depreciation	44,436	13,231
	1,034,740	1,505,053
Loss before the undernoted	(784,876)	(1,150,729)
Foreign exchange gain	(10,113)	453
Interest income	961	3,059
Loss for the period	$(794,028)	$(1,147,217)
Basic and diluted earnings (loss) per share	$(0.02)	$(0.03)

Cash and cash equivalents	$1,637,978	$5,098,650
Total assets	$1,907,324	$5,539,210
Total current liabilities	$529,368	$749,699
Total shareholders’ equity	$1,377,956	$4,789,511

Weighted average basic and fully diluted common shares outstanding	43,496,847	43,179,333

For complete financial statements, including the notes and management’s discussion and analysis, please visit our website at http://www.diversinet.com/financial-reports.html. The unaudited financial statements have not been reviewed by Diversinet’s auditor.

About Diversinet

Diversinet Corp. (TSX Venture: DIV, OTCQB: DVNTF) provides healthcare organizations and partners with ultra-secure, patented mobile technologies and connected health solutions. The company’s core publishing platform supports rapid deployment of secure and HIPAA-compliant Web-to-mobile applications. Diversinet solutions lead with an innovative, virtual health wallet designed for patient-centric engagement to improve care coordination, health outcomes and resilience. Learn more about Diversinet at www.diversinet.com.

The Private Securities Litigation Reform Act of 1995 and Canadian securities laws provide a “safe harbour” for forward-looking statements. Certain information included in this press release (as well as information included in oral statements or other written statements made or to be made by the company) contains statements that are forward-looking, such as statements relating to the closing of the proposed transaction, costs of the proposed transaction ,the voluntary winding up of the Company and the anticipated distribution of proceeds to shareholders. Such forward-looking information involves important risks and uncertainties, including the uncertainty of receipt of the required regulatory and shareholder approvals, that could significantly affect anticipated results in the future and, accordingly, such results may differ materially from those expressed in any forward-looking statements made by or on behalf of the company.  There can be no assurance that the proposed transaction or voluntary winding up of the company will occur or that it will occur on the timetable described or on the terms and conditions contemplated in this news release or that the amount of the distribution to shareholders will be as anticipated.  The amount of the proposed distribution to shareholders is based on an assumption that the amount of obligations of the Company will not exceed the amount currently estimated by the Company.  For a description of additional risks and uncertainties, please refer to the company’s filings with the Securities and Exchange Commission available at www.sec.gov and Canadian securities regulatory authorities available at www.sedar.com.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. MobiSecure is a registered trademark of Diversinet Corp.

Company Contact

Diversinet Corp.

David Hackett

Chief Financial Officer

416-756-2324 ext. 275

dhackett@diversinet.com

Diversinet Corp.

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IMS Health Canada Inc.

IMS Software Service Ltd.

ASSET PURCHASE AGREEMENT

August 8, 2013

MT DOCS 12635895v6

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Page

Article 2 PURCHASE OF ASSETS

Article 3 REPRESENTATIONS AND WARRANTIES

Article 4 CLOSING ARRANGEMENTS

Article 5 CONDITIONS OF CLOSING

Article 6 SURVIVAL AND INDEMNIFICATION

Article 7 COVENANTS

Article 8 TERMINATION

Article 9 EMPLOYEES AND EMPLOYEE BENEFITS

Article 10 DISPUTE RESOLUTION

Article 11 NON COMPETITION

Article 12 GENERAL

EXHIBITS
A	Form of Escrow Agreement
B	Form of Additional Lock-Up Agreement
C	Form of Opinion
D	Transition Services Agreement
E	Vendor’s Bring-Down Certificate
F	Purchaser’s Bring-Down Certificate

SCHEDULES
(2)	Intellectual Property
(3)	Vendor Knowledge
(4)	Material Consent
(7)	Operating and Fixed Assets
(8)	Excluded Obligations
(12)	Permits
Taxes payable
3.1(2)	Authorization by Vendor
Financial Statements
(a) 3.1(6)(b)	Location of Purchased Assets Excluded Title to Purchased Assets
Contracts, Material Contracts and Assigned Contracts
3.1(8)(d)	Challenges to Intellectual Property
3.1(12)(a)	Key Employees

ASSET PURCHASE AGREEMENT

This Agreement dated August 8, 2013 is made

B E T W E E N

DIVERSINET CORP., a company incorporated under the laws of Ontario and having its registered office at 2235 Sheppard Avenue East, Suite 1700, Toronto, Ontario, M2J 5B5, Canada

(hereinafter referred to as the “Diversinet” or the “Vendor”)

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IMS HEALTH CANADA INC., a company incorporated under the laws of Canada and having its registered office at 16720 Transcanadian Highway, Kirkland, Quebec, H9H 5M3, Canada

(hereinafter referred to as “IMS Canada”)

IMS SOFTWARE SERVICES LTD., a company incorporated under the laws of Delaware and having its registered office at 1007 Orange Street, Suite 1410, Nemours Building, Wilmington, DE 19801, USA

(hereinafter referred to as “IMS USA”)

(IMS Canada and IMS USA hereinafter referred to, collectively, as the “Purchaser”)

RECITALS

WHEREAS the Vendor carries on the Business and is willing to sell the Purchased Assets to the Purchaser;

WHEREAS the Purchaser is willing to purchase the Purchased Assets on and subject to the terms and conditions contained in this Agreement; and

WHEREAS the Purchaser and the Vendor entered into the LOI contemplating the purchase of the Purchased Assets;

NOW THEREFORE for good and valuable consideration, the receipt and adequacy of which are hereby acknowledged by each Party, the Parties agree as follows:

ARTICLE 1
INTERPRETATION

1.1

Definitions.  In this Agreement:

“Acquisition Proposal” means any offer, proposal or inquiry, whether written or oral, from any person or group of persons acting jointly or in concert relating to, in each case whether in a single transaction or a series of related transactions:

(i)

any take-over bid, tender offer or exchange offer that, if consummated, would result in a person or group of persons beneficially owning 20% or more of any class of voting or equity securities of the Vendor and/or one or more the Vendor’s subsidiaries whose assets, revenues or earnings constitute, individually or in the aggregate, 20% or more of the consolidated assets, revenues or earnings of the Vendor;

(ii)

any amalgamation, plan of arrangement, share exchange, business combination, merger, consolidation, recapitalization, reorganization or other similar transaction involving the Vendor and/or one or more the Vendor’s subsidiaries whose assets, revenues or earnings constitute, individually or in the aggregate, 20% or more of the consolidated assets, revenues or earnings of the Vendor, or any liquidation, dissolution or winding-up of the Vendor and/or one or more the Vendor’s subsidiaries whose assets, revenues or earnings constitute, individually or in the aggregate, 20% or more of the consolidated assets, revenues or earnings of the Vendor;

(iii)

any direct or indirect acquisition or sale of assets (or any lease, long-term supply arrangement, licence, or other arrangement having the same economic effect as a sale of assets) of the Vendor and/or one or more the Vendor’s subsidiaries which represents, individually or in the aggregate, 20% or more of the consolidated assets or contributed 20% or more of the consolidated revenues or earnings of the Vendor;

(iv)

any direct or indirect sale, issuance or acquisition of the common shares of the Vendor, any other voting or equity interests (or securities convertible into or exercisable for such common shares or other voting or equity interests) of the Vendor representing 20% or more of the issued and outstanding voting or equity interests (or rights or interests therein or thereto) of the Vendor, or any voting or equity securities of one or more the Vendor’s subsidiaries whose assets, revenues or earnings constitute, individually or in the aggregate, 20% or more of the consolidated assets, revenues or earnings of the Vendor; or

(v)

any proposal or offer to do, proposed amendment of, or public announcement of an intention to do, any of the foregoing,

excluding the transactions contemplated by this Agreement and any transaction to which the Purchaser is a Party and any transaction involving only the Vendor and/or one or more of its subsidiaries;

“Additional Lock-Ups” has the meaning set out in Section .

“Affiliate” means, with respect to any Person, any other Person who directly or indirectly controls, is controlled by, or is under direct or indirect common control with, such Person, and includes any Person in like relation to an Affiliate.  A Person shall be deemed to “control” another Person if such Person possesses, directly or indirectly, the power to direct or cause the direction of the management and policies of such other Person, whether through the ownership of voting securities, by contract or otherwise; and the term “controlled” shall have a similar meaning.

“Agreement” means this asset purchase agreement and all of the Exhibits and the Schedules attached hereto.

“Applicable Law” means any applicable foreign or domestic constitution, treaty, law, statute, regulation, code, ordinance, principle of common law or equity, rule, municipal by-law, Order or other requirement having the force of law.

“Assigned Contracts” means the Contracts listed in Schedule  under the heading “Assigned Contracts”.

“Assumed Obligations” means all of the following Obligations:

(b)

Obligations under or arising out of all Assigned Contracts that are required to be performed from or after the Closing Time;

(c)

Obligations under (i) the Assigned Contracts; (ii) the Permits; and (iii) the Owned Intellectual Property, in each case in respect of the period commencing at the Closing Time;

(d)

Obligations relating to any claims by Transferred Employees in relation to events subsequent to the Closing Time expressly assumed by the Purchaser pursuant to ;

(e)

Obligations to the Vendor’s customers under written warranties contained in the Contracts given by the Vendor to its customers in the Ordinary Course of Business commencing at the Closing Time; and

(f)

Obligations arising out of Purchaser’s operations and ownership of the Purchased Assets from and after the Closing Time, including all accounts payable of the Business for services performed or goods delivered from and after the Closing Time.

“Books and Records” means the books, records and copies of files and papers relating to the Purchased Assets including drawings, engineering information, manuals and data, client proposals, sales and advertising materials, sales and purchase correspondence, research and development records, lists of present and former customers and suppliers, personnel, employment and other records of Transferred Employees, and all records, data and information stored electronically, digitally or on computer-related media.

“Business” means the development, integration, sales and marketing, deployment and support of legacy migration and modernization software and services, application development tools, technology and services, business intelligence software and services and the other related offerings that constitute the business carried on by the Vendor immediately prior to the date of this Agreement, including the Vendor Products such as the ultra-secure, patented mobile and security technologies and connected health solutions mobiSecure®, mobiPublisher™, mobiHealth Wallet™, mobiSurvey™ and mobiMessenger™ and support business.

“Business Day” means any day except Saturday, Sunday or any day on which banks are generally not open for business in the City of Toronto, Ontario.

“Closing” means the completion of the purchase and sale of the Purchased Assets in accordance with the provisions of this Agreement.

“Closing Date” means the fifth Business Day after all conditions to the purchase and sale of the Purchased Assets set out in Sections  and  (other than those conditions that by their nature can only be satisfied on the Closing Date) have been satisfied or waived or such other date as may be agreed to in writing by the Parties for the Closing of the transactions contemplated in this Agreement.

“Closing Time” means the time of Closing on the Closing Date provided for in Section .

“Computer Systems” means all servers, computer hardware, network equipment, Software, databases, interfaces and related systems.

“Confidential Information” means, in relation to a Party (the “Discloser”):

(g)

all information, in whatever form communicated or maintained, whether orally, in writing, electronically, in computer readable form or otherwise, that the Discloser discloses to, or that is gathered by inspection by a Party (the “Recipient”) or any of the Recipient’s Representatives in the course of the Recipient’s review of the transactions contemplated by this Agreement, whether provided before or after the date of this Agreement, including information that contains or otherwise reflects information concerning the Discloser or its businesses, affairs, financial condition, assets, liabilities, operations, prospects or activities, and specifically includes financial information, budgets, business plans, ways of doing business, business results, prospects, customer lists, forecasts, engineering reports, environmental reports, evaluations, legal opinions, names of venture partners and contractual parties, and any information provided to the Discloser by third parties under circumstances in which the Discloser has an obligation to protect the confidentiality of such information; and

(h)

all plans, proposals, reports, analyses, notes, studies, forecasts, compilations or other information, in any form, that are based on, contain or reflect any Confidential Information regardless of the identity of the Person preparing the same (“Notes”);

but does not include any information that:

(i)

is at the time of disclosure to the Recipient or thereafter becomes generally available to the public, other than as a result of a disclosure by the Recipient or any of the Recipient’s Representatives in breach of this Agreement;

(j)

is or was received by the Recipient on a non-confidential basis from a source other than the Discloser or its Representatives if such source is not known to the Recipient to be prohibited from disclosing the information to the Recipient by a confidentiality agreement with, or a contractual, fiduciary or other legal confidentiality obligation to, the Discloser; or

(k)

was known by the Recipient prior to disclosure in connection with the transactions contemplated by this Agreement and was not subject to any contractual, fiduciary or other legal confidentiality obligation on the part of the Recipient;

“Consents” means all consents required from and by the customers and suppliers under the terms of the Assigned Contracts entered into by these customers and suppliers with the Vendor in order to transfer the Assigned Contracts from the Vendor to the Purchaser and to allow the Purchaser to acquire all rights of the Vendor under such Assigned Contracts.

“Contracts” means all contracts, agreements, leases and arrangements (whether oral or written) Related to the Business to which the Vendor is a party or by which any of the Purchased Assets are bound, including the Assigned Contracts listed in Schedule 3.1(7).

“Damages” means, whether or not involving a Third Party Claim, any loss, cost, liability, claim, interest, fine, penalty, assessment, damages available at law (excluding incidental, consequential, exemplary or punitive damages).

“Direct Claim” has the meaning set out in Section .

“Discloser” has the meaning set out in the definition of Confidential Information.

“Diversinet Management Information Circular” means the management information circular of Diversinet prepared in accordance with Applicable Law, to be provided by Diversinet to the Diversinet Shareholders, in connection with the Diversinet Meeting.

“Diversinet Meeting” means the special meeting of Diversinet Shareholders to approve the Diversinet Special Resolution and certain other matters.

“Diversinet Shareholder” means a holder of outstanding common shares of Diversinet.

“Diversinet Special Resolution” means the special resolution of the Diversinet Shareholders approving the transactions contemplated under this Agreement, to be set out in the Diversinet Management Information Circular.

“Diversinet Stock Option Plan” means the Amended and Restated Diversinet Corp. 2012 Stock Incentive Plan.

“Employee” means an individual who is currently employed by the Vendor in the Business, whether on a full-time or part-time basis.

“Employee Plans” means all employee benefit, welfare, supplemental unemployment benefit, bonus, pension, profit sharing, executive compensation, current or deferred compensation, incentive compensation, stock compensation, stock purchase, stock option, stock appreciation, phantom stock option, savings, severance or termination pay, retirement, supplementary retirement, hospitalization insurance, salary continuation, plan, program, agreement or arrangement, and every other benefit plan, program, agreement or arrangement sponsored, maintained or contributed to or required to be contributed to by the Vendor or any Affiliate of the Vendor for the benefit of the Employees. .

“Escrow Agent” means Wells Fargo Bank National Association, as escrow agent.

“Escrow Agreement” means the escrow agreement between the Parties and the Escrow Agent to be executed on the Closing, in the form set out in Exhibit J.

“ETA” means Part IX of the Excise Tax Act (Canada).

“Excluded Assets” means the following property and assets of the Vendor:

(l)

the minute books and other corporate records of the Vendor Entities;

(m)

all rights and interests in and to the Diversinet Stock Option Plan and any related assets or insurance policies;

(n)

the rights of the Vendor under this Agreement or any other agreement, certificate or instrument executed and delivered pursuant to this Agreement;

(o)

all Excluded Contracts;

(p)

all cash and cash equivalents of the Vendor;

(q)

all Excluded Prepaid Amounts;

(r)

the Receivables;

(s)

all rights and interests of the Vendor in and to the Leased Premises under the Premises Lease;

(t)

GST/HST and any other entitlement of the Vendor to refunds of Taxes;

(u)

office equipment, other than computers and any types of equipment required to support the Purchased Assets, as determined by the Parties;

(v)

non-essential computers as determined by the Parties; and

(w)

Books and Records Related to the Business that the Vendor is required by Applicable Law to retain in its possession.

“Excluded Contracts” means all Contracts which are not Assigned Contracts.

“Excluded Employees” means Employees who are not offered employment with the Purchaser or who do not accept offers of employment with the Purchaser.

“Excluded Obligations” means all Obligations of the Vendor Related to the Business or related to the Purchased Assets other than Obligations expressly defined as Assumed Obligations, including:

(x)

any Obligations of the Business which are not reflected or reserved against/provided for in the Financial Statements;

(y)

any Obligations under (i) the Excluded Contracts and (ii) the Permits;

(z)

any Obligations under the Contracts, the provision of the Vendor Products, including any Software, the Open Source Licenses, and the Intellectual Property for the period prior to the Closing Date;

(aa)

any Obligations on account of trade accounts payable incurred in the Ordinary Course of Business prior to the Closing Time;

(bb)

any Obligations relating to any claims related to events prior to the Closing Time by Transferred Employees;

(cc)

any Obligations relating to any claim by an Excluded Employee or any former employee or any independent contractor of the Business against the Business or against the Vendor in relation to their employment or independent contractor agreement;

(dd)

any Obligations for any claims relating to the participation by any Employee, independent contractor or any former employee or independent contractor of the Business in the Employee Plans;

(ee)

any Obligations of the Vendor under this Agreement or in any other agreement, certificate or instrument executed and delivered pursuant to this Agreement;

(ff)

any Obligations for Taxes Related to the Business, the Vendor or the Purchased Assets arising from or relating to any Pre-Closing Tax Period: and

(gg)

any Obligations listed in Schedule 1.1(8).

“Excluded Prepaid Amounts” means the prepayments, prepaid charges, deposits, sums and fees Related to the Business or held in respect of the Purchased Assets.

“Exploited” means, with respect to Software or other Intellectual Property, manufactured, produced, distributed, modified, supplemented, extended, published, performed, transmitted, used, provided, licensed, leased, rented or sold by the Vendor or on behalf of the Vendor and by any of the Vendor’s Affiliates, distributors, resellers or third-party contractors and each of “Exploit” and “Exploitation” shall have a corresponding meaning.

“Financial Statements” means, collectively, the (i) the audited consolidated balance sheet of Diversinet as at December 31, 2012 and December 31, 2011, and the related audited consolidated statements of operations and comprehensive income (loss), shareholders’ equity and cash flows for the year ended December 31, 2012, including the notes thereto; (ii) the unaudited interim condensed consolidated financial statements as at and for the six month period ended March 31, 2013 consisting of the interim condensed consolidated balance sheet as at March 31, 2013 and the interim condensed consolidated statements of operations and comprehensive loss, shareholders’ equity and cash flows for the six month period ended March 31, 2013, including the notes thereto; and (iii) the draft unaudited interim condensed consolidated financial statements as at and for the six month period ended June 30, 2013 provided to the Purchaser consisting of the draft interim condensed consolidated balance sheet as at June 30, 2013 and the draft interim condensed consolidated statements of operations and draft comprehensive loss, shareholders’ equity and cash flows for the six month period ended June 30, 2013, including the notes thereto.

“Governmental Authority” means:

(hh)

any domestic or foreign government, whether national, federal, provincial, state, territorial, municipal or local (whether administrative, legislative, executive or otherwise);

(ii)

any agency, authority, ministry, department, regulatory body, court, central bank, bureau, board or other instrumentality having legislative, judicial, taxing, regulatory, prosecutorial or administrative powers or functions of, or pertaining to, government;

(jj)

any court, tribunal, commission, individual, arbitrator, arbitration panel or other body having adjudicative, regulatory, judicial, quasi-judicial, administrative or similar functions; and

(kk)

any other body or entity created under the authority of or otherwise subject to the jurisdiction of any of the foregoing, including any stock or other securities exchange or professional association.

“GST/HST” means the taxes imposed under Part IX of the Excise Tax Act (Canada) and the regulations made thereunder.

“Income Tax Act” means the Income Tax Act, R.S.C. 1985, 5th Supplement (as amended), and the regulations thereunder.

“Indemnified Party” means a Person whom the Vendor or the Purchaser, as the case may be, is required to indemnify under .

“Indemnifying Party” means, in relation to an Indemnified Party, the Party to this Agreement that is required to indemnify such Indemnified Party under .

“Indemnity Escrow Holdback” has the meaning ascribed thereto in set out in Section ;

“Insiders Lock-Up” means the undertaking of the Intervening Persons contained at paragraph 5b. of the LOI (i) not to transfer beneficial ownership of any of their securities of Diversinet to a third party; (ii) to vote all of their securities of Diversinet in favour of the Diversinet Special Resolution; and (iii) to otherwise support the transactions contemplated by this Agreement.

“Intellectual Property” means the following rights and interests, including those listed in Schedule 1.1(2):

(ll)

any corporate names, business names, trade names, domain names, subdomains, domain name registrations, website names, websites, uniform resource locators, and IP addresses Related to the Business and/or owned or registered by the Vendor;

(mm)

inventions, whether or not patentable, whether or not reduced to practice or whether or not yet made the subject of a pending patent application or applications, patents, patent rights, patent applications, provisional patent applications, all reissues, divisions, continuations, continuations-in-part, extensions and reexaminations thereof, and all rights therein provided by multinational treaties or conventions and all improvements to the inventions disclosed in each such registration, patent or application;

(nn)

industrial designs and applications for and registration of industrial designs, design patents, industrial models, and industrial design registrations, all reissues, divisions, continuations, continuations-in-part, extensions and reexaminations thereof, and all rights therein provided by multinational treaties or conventions and all improvements to the designs and models disclosed in each such registration or application;

(oo)

trade secrets and confidential, technical or business information (including ideas, formulas, compositions, designs, inventions, and conceptions of inventions whether patentable or unpatentable and whether or not reduced to practice);

(pp)

whether or not confidential, technology (including know-how and show-how), manufacturing and production processes and techniques, methodologies, research and development information, drawings, specifications, schematics, protocols, designs, analyses, internet protocol addresses,  plans, proposals, technical data, algorithms, APIs, application program interfaces, databases, schemata, data collections,  diagrams,  logistics information, publicity rights, maps, network configurations, architectures, topologies and topographies, subroutines, user interfaces, financial, marketing and business data, pricing and cost information, business and marketing plans and collateral, customer and supplier lists and information, and other forms of technology (whether or not embodied in any tangible form and including all tangible embodiments of the foregoing such as blueprints, compilations of information, instruction manuals, notebooks, prototypes, reports, samples, studies, and summaries);

(qq)

trade-marks, service marks trade dress, logos, slogans, distinguishing guises and indicia, and brand names Related to the Business, whether or not registered, including all common law rights, and registrations, applications for registration and renewals thereof, including, but not limited to, all marks registered in the United States Patent and Trademark Office, the Canadian Trademark Office, and the Trademark Offices of other nations throughout the world, and all rights therein provided by multinational treaties or conventions;

(rr)

copyrights (including Software, Software code and databases) and database rights and registrations and applications for registrations of copyrights and database rights and all rights therein provided by multinational treaties or conventions;

(ss)

copies and tangible embodiments of all the foregoing set forth in (a)-(f) above, in whatever form or medium; and

(tt)

all rights to license, assign, sue and recover and retain damages and costs and attorneys’ fees for present and past infringement of any of the Intellectual Property rights hereinabove set out.

“Interim Period” means the period from the date of execution of this Agreement to the Closing Time.

“Intervening Persons” means Albert Wahbe, David Hackett, Gregory Milavsky, James Wigdale, Lakefront Partners, LLC, Philippe Tardif and Richard Eidinger, beneficially controlling an aggregate of approximately thirty-eight percent (38%) of the issued and outstanding common shares of Diversinet.

“Key Employee” means an Employee listed in Schedule (a).

“Knowledge” means (i) when applied to the Vendor, the actual knowledge of any of the individuals listed in Schedule 1.1(3) and (ii) when applied to the Purchaser, the actual knowledge of Duane Sachs, Sam Elsaadi and Abran Smith.

“Law” has the same meaning as set out in the definition of “Applicable Law”.

“Leased Premises” means the real property that is leased by the Vendor.

“Legal Proceeding” means any litigation, action, application, suit, investigation, hearing, claim or grievance, or any civil, administrative, regulatory or criminal, arbitration proceeding or other similar proceeding, before or by any court or other tribunal or Governmental Authority and includes any appeal or review thereof and any application for leave for appeal or review.

“Lien” means any lien, mortgage, charge, hypothec, pledge, security interest, prior assignment, option, lease, sublease, right to possession, encumbrance or other adverse claim of any kind or character whatever.

“LOI” means the letter of intent entered into between IMS Health Incorporated, the Vendor and certain Diversinet shareholders on June 21, 2013.

“Material Adverse Effect” means any change, effect, event, occurrence or state of fact that has a material adverse effect on the financial condition, businesses, operations or results of operations of the Vendor and its Affiliates, taken as a whole, or the Purchased Assets, taken as a whole, other than any change, effect, event, occurrence or state of facts: (i) resulting from the announcement of this Agreement; (ii) relating to general economic conditions or securities, financing, banking or capital markets generally in Canada or the United States; (iii) relating to any changes in currency exchange rates, interest rates or inflation; (iv) relating to a change in the market trading price or trading volume of the Vendor’s securities; (v) relating to any change in applicable generally accepted accounting principles, including GAAP; (vi) relating to any adoption, proposal, implementation or change in Laws or any interpretation thereof by any Governmental Entity; (vii) relating to any change in global, national or regional political conditions (including the commencement, occurrence or continuation of any strike, riot, lockout, outbreak of illness, war, armed hostilities, act of terrorism or facility takeover for emergency purposes) or any natural disaster; (ix) relating to failure of the Vendor in and of itself to meet any internal or public projections, forecasts, or estimates of revenue or earnings, but, for greater certainty, the termination of any Material Contract prior to the Closing Time may be considered to be a Material Adverse Effect if such termination results in such a failure; or (x) resulting from compliance with the terms of this Agreement.

“Material Consent” means the consents relating to this Agreement or the transactions contemplated herein which are listed in Schedule 1.1(4).

“Material Contract” means an Assigned Contract which involves or may reasonably be expected to involve either: (i) for a service contract: the payment to or by the Vendor of more than US$20,000 over any one-year term and for any other Assigned Contracts, including support contracts and license contracts: the payment to or by the Vendor of more than US$20,000 over any one-year term or (ii) a commitment relating to borrowed money or (iii) a non-competition or non-solicitation covenant or other similar provision that restricts the Business in a material way.

“Notes” has the meaning set out in paragraph  of the definition of Confidential Information.

“Notice of Claim” has the meaning set out in Section .

“Obligation” means, with respect to any Person, any liability or obligation of such Person of any kind, character or description, whether known or unknown, absolute or contingent, accrued or unaccrued, disputed or undisputed, liquidated or unliquidated, secured or unsecured, joint or several, due or to become due, vested or unvested, executory, determined, determinable or otherwise, and whether or not the same is required to be accrued on the financial statements of such Person.

“OBCA” means the Business Corporations Act (Ontario).

“Open Source License” means any license or distribution model or agreement for any Open Source Technology.

“Open Source Technology” means each of any Exploited Intellectual Property owned by or licensed to the Vendor that (i) is distributed as or that contains, or is derived in any manner (in whole or in part) from, any Intellectual Property that is distributed as free software, open source software (e.g. Linux) or similar licensing or distribution models, or (ii) requires as a condition of use, modification and/or distribution of such Intellectual Property that other Intellectual Property distributed with such Intellectual Property owned or licensed by the Vendor (A) be disclosed or distributed in source code form, (B) be licensed for the purpose of making derivative works, (C) be redistributable at no charge, or (D) grants to any third party any rights to or immunities under the Intellectual Property or any other rights owned by the Vendor. Open Source Technology includes Intellectual Property licensed or distributed under any of the following licenses or distribution models, or licenses or distribution models similar to any of the following: (A) the Apache License, (B) BSD 3-Clause “New” or “Revised” License or BSD 2-Clause “Simplified” or “FreeBSD” License, (C) GNU’s General Public License (GPL) or Lesser/Library GPL (LGPL), (D) MIT License, (E) Mozilla Public License, (F) Common Development and Distribution License, (G) Eclipse Public License, or (H) any license or distribution agreement or arrangement now or hereinafter listed on www.opensource.org/licenses/index.php or any successor website thereof.

“Order” means any order, directive, judgment, decree, injunction, decision, ruling, award or writ of any Governmental Authority.

“Ordinary Course of Business”, when used in relation to the taking of action by the Vendor in relation to the Business means that the action: is consistent in nature, scope and magnitude with the past practices of the Vendor in relation to the Business and is taken in the ordinary course of the normal day-to-day operations of the Business;

“Party” means a party to this Agreement and any reference to a Party includes its successors and permitted assigns and “Parties” means every Party.

“Permit” means any license, permit, authorization, approval or other evidence of authority relating to the Purchased Assets and issued or granted to, conferred upon, or otherwise created for, the Vendor by any Governmental Authority.

“Permitted Liens” means the following Liens related to the Purchased Assets:

(uu)

Liens for Taxes and utilities that in each case are not yet due or are not in arrears; and

(vv)

construction, mechanics’, carriers’, workers’, repairers’, storers’, landlord’s or other similar liens (inchoate or otherwise) if individually or in the aggregate they: (i) are not material; (ii) arose or were incurred in the Ordinary Course of Business; (iii) have not been filed, recorded or registered in accordance with Applicable Law; (iv) notice of them has not been given to the Vendor; and (v) the indebtedness secured by them is not in arrears.

“Person” is to be broadly interpreted and includes an individual, a corporation, a partnership, a trust, an unincorporated organization, a Governmental Authority, and the executors, administrators or other legal representatives of an individual in such capacity.

“Pre-Closing Tax Period” means any taxable year or other taxable period ending on or prior to the Closing Date and the portion of any Straddle Period ending on the Closing Date.

“Premises Lease” means the lease under which the Vendor has the right to use or occupy any Leased Premises.

“Purchase Price” has the meaning set out in Section .

“Purchased Assets” means the properties, assets, interests and rights of the Vendor which are used by the Vendor in connection with the operation of the Business, other than the Excluded Assets, including the following:

(ww)

the operating assets and fixed assets related to the Business listed in Schedule 1.1(7);

(xx)

all rights and interests under or pursuant to all warranties, representations and guarantees, express, implied or otherwise, of or made by suppliers or others in connection with the Purchased Assets or the Assumed Obligations;

(yy)

all Owned Intellectual Property, Licensed Intellectual Property and Exclusive Intellectual Property, including all collateral materials related thereto and all tangible forms and embodiments thereof;

(zz)

the Assigned Contracts;

(aaa)

the Permits;

(bbb)

the Books and Records;

(ccc)

goodwill related to the foregoing;

(ddd)

all corporate name, business name, trade name, brand name, slogan, logo, service mark or trademark which was used by the Vendor and any of its Affiliates in connection with the Business prior to the Closing Date, including any part or parts thereof and any word, term or phrase confusingly similar thereto, and including containing, in whole or in part, the terms “Diversinet” or “mobi”; and

(eee)

all proceeds of any or all of the foregoing received or receivable after the Closing Time.

“Purchaser’s Counsel” means Langlois Kronström Desjardins LLP.

“Purchaser’s Indemnified Parties” means the Purchaser and the Purchaser’s Affiliates and their respective directors, officers, employees and agents.

“Receivables” means all gross accounts receivable, bills receivable, trade accounts, book debts and insurance claims of the Vendor invoiced in the Ordinary Course of Business as of the day preceding the Closing Date as reflected in a closing receivable statement provided to the Purchaser five (5) days prior to the Closing Date in a form acceptable to the Purchaser and confirmed in a closing receivable statement provided to the Purchaser one (1) day prior to the Closing Date in a form acceptable to the Purchaser, together with any unpaid interest accrued on such items and any security or collateral for such items, including recoverable deposits.

“Recipient” has the meaning set out in the definition of Confidential Information.

“Related Person” means, with respect to any Person, an Affiliate of such Person and any other Person with whom such Person does not deal at arm’s length within the meaning of the Income Tax Act.

“Related to the Business” means, directly or indirectly, used in or arising from the Business.

“Representative” when used with respect to a Party means each director, officer, employee, agent, consultant, adviser and other representative of that Party who is involved in the transactions contemplated by this Agreement.

“Right to Match Period” has the meaning set out in Section 7.3(c).

“Software” means any and all computer programs and all related documentation, manuals, source code and object code, program files, data files, computer related data, field and data definitions and relationships, data definition specifications, data models, program and system logic, interfaces, program modules, routines, subroutines, algorithms, program architecture, design concepts, system design, program structure, sequence and organization, screen displays and report layouts, narrative descriptions, operating instructions, software manufacturing instructions and scripts, test specifications and test scripts and supporting documentation, and all other material related to such software, and shall include the tangible media upon which such programs and documentation are recorded, including all corrections, updates, new releases and new versions, translations, modifications, updates, upgrades, substitutions, replacements and other changes to the foregoing.

“Straddle Period” means any taxable year or other taxable period beginning on or before the Closing Date and ending after the Closing Date.

“Superior Proposal” means a bona fide Acquisition Proposal to purchase or otherwise acquire, directly or indirectly, by means of a merger, take-over bid, amalgamation, plan of arrangement, business combination or similar transaction (i) more than 50% of the common shares of the Vendor, or (ii) more than 50% of the assets of the Vendor and the Vendor’s subsidiaries, taken as a whole, that, in either case:

(i)

did not result from a breach of Section 7.3(a) in any material respect;

(ii)

is made in writing after the date hereof, including any variation or other amendment of any Acquisition Proposal made prior to the date hereof;

(iii)

the Board of Directors of the Vendor has determined in good faith (after consultation with its financial advisors and outside legal counsel) (i) is reasonably capable of being completed in accordance with its terms without undue delay taking into account, to the extent considered appropriate by the Board of Directors of the Vendor, all legal, financial, regulatory and other aspects of such Acquisition Proposal and the person or persons making such Acquisition Proposal, (ii) would, if consummated in accordance with its terms (but not assuming away any risk of non-completion), result in a transaction more favourable from a financial point of view to the Diversinet Shareholders than the transactions contemplated by this Agreement (taking into consideration any adjustment to the terms and conditions of this Agreement proposed by the Purchaser pursuant to Section 7.3), and (iii) in respect of which any required financing to complete such Acquisition Proposal has been demonstrated to be available to the satisfaction of the Board, acting in good faith; and

(iv)

the Board of Directors of the Vendor has determined in good faith (after consultation with its financial advisors and outside legal counsel) that the Acquisition Proposal would enable the Vendor’s to fulfill its obligations under section 8.3(a).

“Superior Proposal Notice” has the meaning set out in Section 7.3(c).

“Taxes” means all taxes including all income, sales, use, goods and services, harmonized sales, value added, capital, capital gains, alternative, net worth, transfer, profits, withholding, payroll, employer health, excise, franchise, real property and personal property taxes, and any other taxes, customs duties, fees, levies, imposts and other assessments or similar charges in the nature of a tax including Canada Pension Plan and provincial pension plan contributions, employment insurance and employment insurance payments and workers’ compensation premiums, together with any installments with respect thereto, and any interest, fines and penalties, in all cases imposed by any Governmental Authority in respect thereof and whether disputed or not.

“Tax Returns” means all returns, information returns, reports, elections, agreements, declarations or other documents of any nature or kind made, prepared, filed or required to be made, prepared or filed by Law in respect of Taxes.

“Third Party Claim” has the meaning set out in Section .

“Threatened”, when used in relation to a Legal Proceeding or other matter, means that a demand or statement (oral or written) has been made or a notice (oral or written) has been given that a Legal Proceeding or other matter is to be asserted, commenced, taken or otherwise pursued in the future.

“Transferred Employee” means an Employee who, as of the Closing, has received and accepted an offer of employment from the Purchaser, has signed the offer and any other relevant employment documentation and delivered same to the Purchaser, and has provided a letter of resignation to the Vendor.

“Transition Services Agreement” means the agreement set out in Exhibit K.

“TSXV” means the TSX Venture Exchange Inc.;

“TSXV Conditional Approval” means the conditional approval of the TSXV concerning the transactions contemplated under this Agreement;

“U.S. dollars” means the lawful currency of the United States.

“Vendor’s Counsel” means McCarthy Tétrault LLP.

“Vendor’s Indemnified Parties” means the Vendor and the Vendor’s Affiliates, as the case may be, and their respective directors, officers, employees and agents.

“Vendor Products” shall mean each product, service or Software developed, manufactured, marketed, licensed, sold or otherwise distributed or made available to third parties by the Vendor since the date of the Vendor’s initial incorporation, including products, services or software currently under development by the Vendor.

1.2

Accounting Principles.  Whenever in this Agreement reference is made to generally accepted accounting principles, or to GAAP, such reference shall be deemed to be to the generally accepted accounting principles in the United States of America applied on a consistent basis, as in effect for the period presented.

1.3

Actions on Non-Business Days.  If any payment is required to be made or other action (including the giving of notice) is required to be taken pursuant to this Agreement on a day which is not a Business Day, then such payment or action shall be considered to have been made or taken in compliance with this Agreement if made or taken on the next succeeding Business Day.

1.4

Currency and Payment Obligations.  Except as otherwise expressly provided in this Agreement:

(a)

all dollar amounts referred to in this Agreement are stated in U.S. dollars;

(b)

any payment contemplated by this Agreement shall be made by wire transfer of immediately available funds to an account specified by the payee, by certified cheque or by any other method that provides immediately available funds; and

(c)

except in the case of any payment due on the Closing Date, any payment due on a particular day must be received by and be available to the payee not later than 2:00 p.m. on the due date at the payee’s address for notice under Section  or such other place as the payee may have specified in writing to the payor in respect of a particular payment and any payment made after that time shall be deemed to have been made and received on the next Business Day.

1.5

Additional Rules of Interpretation.

(1)

Gender and Number.  In this Agreement, unless the context requires otherwise, words in one gender include all genders and words in the singular include the plural and vice versa.

(2)

Headings and Table of Contents.  The inclusion in this Agreement of headings of Articles and Sections and the provision of a table of contents are for convenience of reference only and are not intended to be full or precise descriptions of the text to which they refer.

(3)

Section References.  Unless the context requires otherwise, references in this Agreement to Sections, Schedules or Exhibits are to Sections, Schedules or Exhibits of this Agreement.

(4)

Words of Inclusion.  Wherever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation” and the words following “include”, “includes” or “including” shall not be considered to set forth an exhaustive list.

(5)

References to this Agreement.  The words “hereof”, “herein”, “hereto”, “hereunder”, “hereby” and similar expressions shall be construed as referring to this Agreement in its entirety and not to any particular Section or portion of it.

(6)

Statute References.  Unless otherwise indicated, all references in this Agreement to any statute include the regulations thereunder, in each case as amended, re-enacted, consolidated or replaced from time to time and in the case of any such amendment, re-enactment, consolidation or replacement, reference herein to a particular provision shall be read as referring to such amended, re-enacted, consolidated or replaced provision and also include, unless the context otherwise requires, all applicable guidelines, bulletins or policies made in connection therewith.

(7)

Document References.  All references herein to any agreement (including this Agreement), document or instrument mean such agreement, document or instrument as amended, supplemented, modified, varied, restated or replaced from time to time in accordance with the terms thereof and, unless otherwise specified therein, include all schedules and exhibits attached thereto.

1.6

Schedules and Exhibits.  The following are the Schedules and Exhibits attached to and incorporated in this Agreement by reference and deemed to be a part hereof:

EXHIBITS
A	Form of Escrow Agreement
B	Form of Additional Lock-Up Agreement
C	Form of Opinion
D	Transition Services Agreement
E	Vendor’s Bring-Down Certificate
F	Purchaser’s Bring-Down Certificate

SCHEDULES
(2)	Intellectual Property
(3)	Vendor Knowledge
(4)	Material Consent
(7)	Operating and Fixed Assets
(8)	Excluded Obligations
(12)	Permits
Taxes payable
3.1(2)	Authorization by Vendor
Financial Statements
(a) 3.1(6)(b)	Location of Purchased Assets Excluded Title to Purchased Assets
Contracts, Material Contracts and Assigned Contracts
3.1(8)(d)	Challenges to Intellectual Property
3.1(12)(a)	Key Employees

ARTICLE 2
PURCHASE OF ASSETS

2.1

Purchase and Sale of Purchased Assets.  At the Closing Time, on and subject to the terms and conditions of this Agreement, the Vendor shall sell to the Purchaser, and the Purchaser shall purchase from the Vendor, the Purchased Assets such that:

(1)

IMS USA will acquire all the Intellectual Property included in the Purchased Assets, including, without limitation, all patent applications, patent registrations and any and all copyrights, but specifically excluding any and all trade name, trademark and service mark registrations, representing 69% of the total value of the Purchased Assets; and

(2)

IMS Canada will acquire the remaining Purchased Assets, representing 31% of the total value of the Purchased Assets.

2.2

Assumed Obligations.  At the Closing Time, on and subject to the terms and conditions of this Agreement, the Purchaser shall assume and agree to pay when due and perform and discharge in accordance with their terms, the Assumed Obligations.  The Excluded Obligations shall remain the sole responsibility of, and shall be retained, paid and performed solely by, the Vendor.

2.3

Purchase Price.  The consideration payable by the Purchaser to the Vendor for the Purchased Assets (the “Purchase Price”) shall be the aggregate of three million five hundred thousand dollars (US$3,500,000) plus applicable GST/HST, allocated as follows:

(1)

two million four hundred and fifteen thousand dollars (US$2,415,000) payable by IMS USA; and

(2)

one million eighty-five thousand dollars (US$1,085,000) payable by IMS Canada.

The amount of GST/HST shall be as set forth on Schedule .

2.4

Payment of Purchase Price.  The Purchase Price shall be paid and satisfied as follows:

(a)

an amount equal to one million seven hundred and fifty thousand dollars (US$1,750,000) shall be paid by IMS USA and IMS Canada (in the proportions set forth in Section )  to the Vendor at Closing by way of wire transfer to the account specified by the Vendor or certified cheque;

(b)

IMS Canada shall pay the amount of GST/HST as set forth on Schedule  to the Vendor at Closing by way of wire transfer to the account specified by the Vendor or certified cheque; and

(c)

an amount equal to one million seven hundred and fifty thousand dollars (US$1,750,000) (the “Indemnity Escrow Holdback”) shall be paid by IMS USA and IMS Canada (in the proportions set forth in Section ) to the Escrow Agent at Closing by way of wire transfer to the account specified by the Escrow Agent or certified cheque at the Closing.  The Indemnity Escrow Holdback shall be held, invested and disbursed as specified in the Escrow Agreement.

2.5

Allocation of Purchase Price.  The Purchase Price shall be allocated among the Purchased Assets in the manner set forth in Section 2.1.  The Purchaser and the Vendor shall report an allocation of the Purchase Price among the Purchased Assets in a manner entirely consistent with Section 2.1 and shall not take any position inconsistent therewith in the preparation of financial statements, the filing of any Tax Returns or in the course of any audit by any Governmental Authority, Tax review or Tax proceeding relating to any Tax Returns.

2.6

Payment of GST/HST.  In addition to the Purchase Price, the Purchaser shall be liable for and shall pay all applicable GST/HST or other sales or transfer taxes payable in connection with the transfer of the Purchased Assets.

2.7

Restrictive Covenant Election.  The Vendor and each Purchaser agree that they will jointly file an election contemplated by subsection 56.4(7) of the Income Tax Act, in the required form, the required manner and within the required time in respect of the covenants granted by Vendor pursuant to  of this Agreement.  The parties acknowledge that in respect of such covenants (i) it is reasonable to conclude that such covenants are integral to this Agreement and may reasonably be regarded as having been granted to preserve the value of the Purchased Assets acquired hereunder and (ii) no proceeds are receivable by Vendor for granting such covenants.

2.8

Other Tax Elections.  The Purchaser and the Vendor shall also execute and deliver such other Tax elections and forms as they may mutually agree upon.

ARTICLE 3
REPRESENTATIONS AND WARRANTIES

3.1

Representations and Warranties of the Vendor.  Except as disclosed in the documents filed by the Vendor on the System for Electronic Document Analysis and Retrieval and on the U.S. Securities and Exchange Commission EDGAR site from July 15, 2012 to the date hereof, the Vendor represents and warrants to the Purchaser as follows, the whole as qualified and supplemented by the various disclosure Schedules referred to in this Agreement, the Vendor represents and warrants to the Purchaser as follows:

(1)

Incorporation and Corporate Power of Vendor.  The Vendor is a corporation incorporated, organized and subsisting under the laws of the jurisdiction of its incorporation.  The Vendor has the corporate power, authority and capacity to execute and deliver this Agreement and all other agreements and instruments to be executed by it as contemplated herein and to perform its other obligations hereunder and under all such other agreements and instruments.  The Vendor has the corporate power, authority and capacity to own and dispose of the Purchased Assets to the Purchaser.  No act or proceeding has been taken against the Vendor by any other Person in connection with the dissolution, liquidation, winding up, bankruptcy or insolvency of the Vendor or with respect to any amalgamation, merger, consolidation, arrangement or reorganization of, or relating to, the Vendor and, to the Knowledge of the Vendor, no such proceedings have been Threatened by any other Person.

(2)

Authorization by Vendor.  The execution and delivery of this Agreement and all other agreements and instruments to be executed by it as contemplated herein and, subject to obtaining the approval of the Diversinet Management Information Circular by the Board of Directors of Diversinet and the approval of the Diversinet Special Resolution by the Diversinet Shareholders, the completion of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate action on the part of the Vendor and do not and will not (a) conflict with the certificate of incorporation or bylaws of the Vendor, (b) conflict with or constitute a violation of any provision of any Applicable Law or any judgment, injunction or decree of a Governmental Authority binding upon or applicable to the Vendor in any material respect, or (c)  except as set out in Schedule 3.1(2), require any consent or notice under, result in a breach, violation or default (with or without notice or lapse of time, or both) under, or give rise to any right of termination, cancellation, modification or acceleration of any obligation to or right of a third party or loss of any benefit under any Material Contract to which the Vendor is a party.

(3)

Enforceability of Vendor’s Obligations.  This Agreement constitutes the valid and binding obligation of the Vendor enforceable against the Vendor in accordance with its terms subject to limitations on enforcement imposed by bankruptcy, insolvency, reorganization or other laws affecting the enforcement of the rights of creditors and others and to the extent that equitable remedies such as specific performance and injunctions are only available in the discretion of the court from which they are sought. The Vendor is not an insolvent person within the meaning of the Applicable Law and will not become an insolvent person as a result of the Closing.  There is no Legal Proceeding in progress, pending, or, to the Knowledge of the Vendor, Threatened against or affecting the Vendor or affecting the title of the Vendor to any of the Purchased Assets at law or in equity.

(4)

Residence of Vendor.  The Vendor is not a non-resident of Canada for purposes of section 116 of the Income Tax Act.

(5)

Financial Statements.  The Financial Statements at Schedule  have been prepared in accordance with GAAP consistently applied throughout the periods to which they relate, subject, to usual year-end adjustments.  The Financial Statements fairly present the financial position of the Business as of their respective dates and fairly present the revenues, earnings and results of operations for the periods indicated.

(6)

Title to Purchased Assets.  The Vendor has good legal and beneficial title to all of the Purchased Assets, free and clear of any and all Liens, except for Permitted Liens.  Schedule  sets out a complete and accurate list of all locations where the Purchased Assets are situated.  There is no agreement, option or other right or privilege outstanding in favour of any Person for the purchase from the Vendor of the Business or of any of the Purchased Assets other than the purchase of assets that are not, individually or in the aggregate, material to the Business.  To the Knowledge of the Vendor, all current and past employees and contractors of the Vendor that have been employed or engaged by the Vendor prior to January 1, 2005 and that have contributed to the development of any Purchased Assets have assigned all rights, title and interest to the Vendor in writing.  Except as disclosed in Schedule 3.1(6)(b), all current and past employees and contractors of the Vendor that have been employed or engaged by the Vendor since January 1, 2005 and that have contributed to the development of any Purchased Assets have assigned all rights, title and interest to the Vendor in writing.

(7)

Contracts.  Schedule  lists or identifies all Material Contracts and all Assigned Contracts.  Except as disclosed in Schedule , the Vendor is not a party to any Assigned Contract with any current or former director, officer or employee of the Vendor or with any Affiliate of the Vendor.  Except as set out in Schedule 3.1(7), the Vendor has not received any notice of a default that is continuing by the Vendor under any Assigned Contract or of a material dispute that is continuing between the Vendor and any other Person in respect of any Assigned Contract.  Except as set out in Schedule 3.1(7), the completion of the transactions contemplated by this Agreement will not afford any party to any of the Material Contracts or any other Person the right to terminate any Material Contract nor do the terms of any Material Contract provide that the completion of such transactions will result in any additional or more onerous obligation on the Purchaser under any Material Contract that would reasonably be expected to have a Material Adverse Effect.  To the Knowledge of the Vendor, each Material Contract is in full force and effect in all material respects.

(8)

Intellectual Property.

(a)

Schedule 1.1(2)(a) identifies each of the Vendor Products that are currently distributed or otherwise Exploited, including any Vendor Products currently under development. However, all Vendor Products, including legacy products and versions, are included in the Purchased Assets.

(b)

Schedule 1.1(2)(b) sets forth a complete and accurate list of all:  (i) Owned Intellectual Property and, to the Knowledge of the Vendor,  Exclusive Intellectual Property that has been registered with a Governmental Authority or for which the Vendor or a Related Person has a pending application for registration with a Governmental Authority (including the jurisdiction in which each such registration or application for registration has been filed, and the applicable registration or application number); (ii) all domain names that are Owned Intellectual Property and that are used by the Vendor as the primary Internet address (as opposed to, for example, a domain name that redirects to another domain name) of a material website that is operated by the Vendor (“Vendor Sites”) and indicates the applicable Vendor Site for which each such domain name is the primary Internet address; and (iii) each material trade name or unregistered trademark, service mark, logo and design used by the Vendor in connection with the Business. Schedule 1.1(2)(b) sets forth and describes any action, filing and payment that must be taken or made on or before the date that is 90 days after the Closing Date in order to maintain any items of registered Owned Intellectual Property in full force and effect. Schedule 1.1(2)(b) shall further set forth all registered Intellectual Property that has been abandoned within one year prior to the Closing Date, and identification as to whether such abandonment can be reversed, and, if so, the due date for requesting/filing for such reversal.

(c)

Except as set forth on Schedule 1.1(2)(c), all Intellectual Property currently used in the conduct of Business is either (i) owned by the Vendor ("Owned Intellectual Property"), (ii) exclusively licensed by the Vendor (“Exclusive Intellectual Property”), or (iii) non-exclusively licensed (including via Open Source Licenses) by the Vendor ("Licensed Intellectual Property"). To the Knowledge of the Vendor, the Vendor owns or has the perpetual and irrevocable right to use all Owned Intellectual Property, free and clear of any Lien, other than Permitted Liens.

(d)

Except as set forth on Schedule 3.1(8)(d), no Person has challenged the validity of any of the registrations or applications for registration of the Owned Intellectual Property or, to the Knowledge of the Vendor, the Vendor’s rights to any of the Intellectual Property used in connection with the Business.

(e)

All registered Owned Intellectual Property has not been adjudged invalid or unenforceable in whole or part, and is, to the Knowledge of the Vendor, subsisting, valid and enforceable.  All necessary registration, maintenance and renewal fees in connection with each item of registered Owned Intellectual Property have been paid and all documents and certificates required to be filed to maintain any registered Owned Intellectual Property have been timely filed with the relevant patent, copyright, trademark or other authorities in the United States, Canada or foreign jurisdictions, as the case may be.

(f)

Schedule 1.1(2)(f) sets forth a complete and accurate list of any other Person that has an ownership interest in any registered Owned Intellectual Property and the nature of such ownership.

(g)

Schedule 1.1(2)(g) identifies each material Vendor Contract pursuant to which any Person has been granted by or has otherwise received or acquired from the Vendor, any Person on behalf of the Vendor, or any Related Person, any claim, right or interest to or in (whether or not currently exercisable or such Person has exercised such claim, right or interest), any Owned Intellectual Property, including part or parts thereof. The Vendor has not assigned or otherwise transferred ownership of, or agreed to assign or otherwise transfer ownership of, any Owned Intellectual Property, in whole or in part, to any other Person. The Vendor is not bound by, and no Owned Intellectual Property is subject to, any agreement containing any covenant or other provision that in any way limits or restricts the ability of the Vendor to Exploit, assert or enforce the Owned Intellectual Property anywhere in the world.

(h)

The Vendor, either itself or through its legal representatives, has delivered to Purchaser complete and accurate copies of its legal representatives’ files relating to each item of Owned Intellectual Property.

(i)

To the Knowledge of the Vendor, neither the use of any Intellectual Property by the Vendor nor the conduct of the Business has infringed or currently infringes upon, misappropriates, or otherwise violates the intellectual property or any other proprietary rights of any other Person nor has the Vendor received any written notice of infringement.

(j)

To the Knowledge of the Vendor, no other Person has infringed the Vendor’s rights to any Intellectual Property used in connection with the Business, nor does the Vendor have Knowledge of any facts that could form the basis for a claim of infringement.

(k)

No licensee of any Intellectual Property has called on the Vendor to take proceedings for infringement pursuant to the Trade-marks Act (Canada), nor does the Vendor have Knowledge of any facts that could form the basis for a licensee to make such a call.

(l)

Except as set forth Schedule 1.1(2)(l), the Vendor has not sought or obtained opinions of counsel regarding any Intellectual Property validity or infringement issues, including the Intellectual Property of another Person.

(m)

The Owned Intellectual Property is not subject to any restrictions or limitations regarding ownership, use (including with respect to the manufacture, importation, sale, offer for sale, distribution, reproduction, creation of derivative works based on, performance or display), license or disclosure.  Schedule 1.1(2)(m) sets forth a complete and accurate list of (a) all Vendor Contracts which license Intellectual Property to the Vendor (other than any non-customized Software that  is so licensed solely in executable or object code form pursuant to a non-exclusive, internal use software license,  is, except for solely internal uses, not incorporated into, or used in the development, manufacturing, hosting, processing, or distribution of any Vendor Product,  is generally available to be licensed by any Person, in the quantities licensed by the Vendor and for the same usage and license restrictions applicable to the Vendor, on standard terms for less than $10,000 per copy; and  was licensed by the Vendor for less than $10,000 per copy for the Vendor’s use for the Business or Vendor Products); (b) whether the license or licenses granted to the Vendor is exclusive or non-exclusive; and (c) listing each Vendor Product, internal or external, that embodies, utilizes, or is based upon or derived from (or, with respect to Vendor Products under development, that are expected to embody, utilize, or be based upon or derived from) such licensed Intellectual Property.

(n)

Except as provided in the Vendor’s license agreements with customers (as provided to Purchaser), the Vendor is not bound by any agreement to indemnify, defend, hold harmless, or reimburse any other Person with respect to any Intellectual Property infringement, misappropriation, or similar claim. The Vendor has never assumed, or agreed to discharge or otherwise taken responsibility for, any existing or potential liability of another Person for infringement, misappropriation or violation of any Intellectual Property.

(o)

With respect to the Owned Intellectual Property:

(i)

All documents and instruments necessary to perfect the rights of the Vendor in the registered Owned Intellectual Property have been validly executed, delivered, and filed in a timely manner with the appropriate Governmental Authority as of the Closing.

(ii)

The Vendor has taken reasonable steps to maintain the confidentiality of and otherwise protect and enforce its rights in all information, data, know-how, methods and processes that the Vendor holds, or purports to hold, as a trade secret.

(iii)

Except as set forth in Schedule 1.1(2)(o)(iii), the Vendor is not now, nor was it ever in the past, a member or promoter of, or a contributor to, any industry standards body or similar organization that could require or obligate the Vendor to grant or offer to any other Person any license or right to any Owned Intellectual Property.

(iv)

The Vendor has not knowingly used or included any confidential information or trade secret of any third party in the development of the Vendor Products or the Owned Intellectual Property (excluding any software development tools licensed to the Vendor) without the consent of that third party.  Schedule 1.1(2)(o)(iv) sets forth any royalties, license fees or other similar payments to any third party are due from the Vendor in respect of any Vendor Products or Owned Intellectual Property.

(v)

Each Person who is or was involved in the creation, development, or maintenance of any Owned Intellectual Property has signed a valid, enforceable agreement containing (1) an irrevocable assignment to the Vendor and/or a work-made-for-hire agreement under the U.S. Copyright Act or analogous provision of applicable non-U.S. law vesting in the Vendor exclusively all Intellectual Property developed or enhanced during the course of the Person's relationship with the Vendor and for any period thereafter, if applicable, and (2) confidentiality provisions directed to protecting the Owned Intellectual Property.  No current or former stockholder, officer, director, partner or Employee has any claim, right (whether or not currently exercisable), or interest to or in any Owned Intellectual Property.

(p)

Each of the Vendor Products contains all notices, legends, restrictions, disclaimers, marks and attributions necessary to comply with the obligations set forth in any agreement or license regarding Intellectual Property to which the Vendor is a party, including Open Source Licenses.  Each of the Vendor Products contains all copyright, patent, and trademark notices, marks and legends necessary to demonstrate and preserve the Vendor's Intellectual Property rights in the Owned Intellectual Property.

(q)

Except as provided in the Vendor’s license agreements with customers (as provided to Purchaser), no source code for any Vendor Product has been delivered, licensed, or made available to any escrow agent or other Person who is not, as of the date of this Agreement, an Employee.  The Vendor has no duty or obligation (whether present, contingent, or otherwise) to deliver, license, or make available the source code for any Vendor Product to any escrow agent or other Person who is not, as of the date of this Agreement, an Employee.  No event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time) will, or could reasonably be expected to, result in the delivery, license or disclosure of the source code for any Vendor Product to any Person who is not, as of the date of this Agreement, an Employee.

(r)

To the Knowledge of the Vendor, none of the Software Exploited or under development by the Vendor (other than non-customized third-party Software licensed to the Vendor for internal use on a non-exclusive basis on standard terms for less than $10,000 per copy) (collectively, “Vendor Software”) materially fails to comply with any applicable warranty or other contractual commitment relating to the use, functionality, or performance of such Vendor Software or any product, service or system (including any Vendor Product) containing, supported, hosted or provisioned by, or used in conjunction with, such Vendor Software.  The Vendor has provided to Purchaser an unaltered copy of the bug list currently maintained by the Vendor (which includes all bugs, defects and errors known to the Vendor) for each version of the Vendor Software that the Vendor currently is supporting or has in development.

(s)

Each Vendor Product source code provided to Black Duck Software, Inc. (“Black Duck”) by the Vendor: (A) was the current version of the Vendor Software for such Vendor Product; (B) was not altered to remove or add any Open Source Technology prior to delivery to Black Duck; (C) was not altered in any manner to remove any other code or component prior to delivery to Black Duck; and (D) has not been altered substantively since delivery to Black Duck, except in the ordinary course of business or based on mitigation efforts that do not affect functionality and were approved by Purchaser after the mutual review of the Black Duck reports with the Vendor, and as further described and disclosed in Schedule 1.1.(2)(s). All mitigation efforts taken as a result of the mutual review of the Black Duck reports, including removal of source or other computer code from any of the Vendor Products, do not affect any material functionality of any of the Vendor Products and each of the Vendor Products is functioning as it had been prior to any such mitigation efforts as confirmed by internal testing and validation by the Vendor or on its behalf. Schedule 1.1(2)(s) further sets forth each software application, library or similar product that the Vendor has been using without a proper license in connection with any of the Vendor Products, all efforts to obtain a proper license prior to the Closing Date, and the date on which such license was obtained by the Vendor, if any.  Except as set forth in Schedule 1.1(2)(s), no Vendor Product is subject to any “copyleft” or other similar obligation or condition (including any obligation or condition under any Open Source License) that (i) could require, or could condition the use or distribution of such Vendor Product, or any part thereof on, the disclosure, licensing, or distribution of any source code for any portion of such Vendor Product, or (ii) could otherwise impose any material limitation, restriction, or condition on the right or ability of the Vendor to use, distribute or provide access to any such Vendor Product.  Except as set forth in Schedule 1.1(2)(s), no Open Source Technology was embedded into, or used in the development or compilation of, any Vendor Product nor is any Vendor Product derived from any Open Source Technology.  No Vendor Product has been licensed, distributed or otherwise made available as Open Source Technology.  Schedule 1.1(2)(s) lists all Open Source Technology and Open Source Licenses that apply to or are used or needed by the Vendor to conduct the business of the Vendor as currently conducted as of the Closing Date, including: (i) the name of the open source component, (ii) the Open Source License that governs the use of the component, and, if there are multiple versions of the Open Source License, the specific version that applies (and the Vendor has provided to Purchaser a copy of or link to any such Open Source License), (iii) a description of how the Vendor is using the open source component in the Vendor Products, (iv) a description of how the open source component is linked to and/or communicates with the Vendor’s source code, (v) a description of any modification of any open source component, and (vi) whether the open source component is distributed with any Vendor Products and how such distribution is accomplished (i.e., physical or electronic).

(t)

The Vendor and its Affiliates maintain reasonable and appropriate administrative, physical and technical security controls for all Vendor Computer Systems that safeguard the Vendor Computer Systems against the risk of business disruption arising from attacks (including virus, worm and denial-of-service attacks), unauthorized activities of any Employee or contractor of the Vendor, hackers or any other Person.  It is the Vendor's and its Affiliates’ practice to scan with commercially available software all Vendor Products to detect and remove, and, to Knowledge of the Vendor, no Vendor Product contains, any “back door,” “drop dead device,” “time bomb,” “Trojan horse,” “virus,” “worm” or “disabling code” (as such terms are commonly understood in the software industry) or any other code designed or intended to have any of the following functions: (i) disrupting, disabling, harming, or otherwise impeding in any manner the operation of, or providing unauthorized access to, a computer system or network or other device which connects to or accesses such code or on which such code is stored or installed; or (ii) damaging, destroying or capturing any data or file without the user's consent. To the Knowledge of the Vendor, there have been no material breaches of the Vendor’s security procedures or any material attempted or successful unauthorized incidents of access, use, disclosure, modification or destruction of information, data or Software or interference with systems operations in all or any portion of the Vendor Computer Systems, including any such breach or incident that requires notice to any third party.

(u)

No prohibition or restriction on the use of the Owned Intellectual Property has been issued by any Governmental Authority. No funding, facilities, or personnel of any Governmental Authority were used, directly or indirectly, to develop or create, in whole or in part, any Owned Intellectual Property which would limit in any way the Vendor’s ownership and/or use of any such Owned Intellectual Property.

(9)

Purchased Assets:

(a)

Schedule 1.1(7) contains a list of all the operating and fixed assets related to the Purchased Assets existing on the date hereof, other than Excluded Assets; and

(b)

Schedule 1.1(12) contains a list of all the Permits existing on the date hereof.

(10)

Sufficiency of Assets: The Purchased Assets and the Excluded Assets collectively constitute all of the assets and properties reasonably necessary for Diversinet to operate the Business on the basis on which it has operated the Business prior to the date hereof.

(11)

Regulatory Approvals.  Except for the Diversinet Special Resolution, the TSXV Conditional Approval, if applicable, and compliance with Applicable Laws relating to continuous disclosure and bulk sales, no regulatory approval or filing with, notice to, or waiver from any Governmental Authority is required to be obtained or made by the Vendor:  (a) in connection with the execution and delivery of, and performance by the Vendor of its obligations under, this Agreement or the consummation of the transactions contemplated hereby; (b) to transfer any Permit and all rights and benefits thereunder to the Purchaser; or (c) to permit the Purchaser to carry on the Business after the Closing as the Business is currently carried on by the Vendor.

(12)

Employment Matters.

(a)

Schedule  lists all Key Employees and the position, status, length of service, location of employment, compensation and benefits of each Key Employee. Schedule 3.1(12)(a) also lists all individuals who are currently receiving remuneration for work or services provided to the Vendor as independent contractors or consultants and who are not Employees of the Vendor.

(b)

The Vendor is not a party to or bound by, either directly or by operation of Applicable Law, any collective bargaining agreement, labour contract, letter of understanding, letter of intent, voluntary recognition agreement or legally binding commitment or written communication to any labour union, trade union or employee organization or group which may qualify as a trade union in respect of or affecting Employees or independent contractors and is not to the Vendor’s Knowledge subject to any union organization effort.

(c)

The Vendor is in material compliance with all applicable Laws relating to employment matters, including any provisions thereof relating to minimum standards, wages, benefits, unfair labour practices, hours, employee discrimination, occupational health and safety, pay equity, workplace safety and insurance and collective bargaining.  The Vendor has no outstanding or pending Legal Proceedings under any employment standards, human rights, occupational health and safety, or labour related legislation.

(13)

Tax Return and Other.

(a)

No failure, if any, of the Vendor to duly and timely pay all Taxes, including all installments on account of Taxes for the current year, that are due and payable by it will result in a Lien on the Purchased Assets.

(b)

There are no proceedings, investigations, audits or claims now pending against the Vendor in respect of any Taxes.

(c)

The Vendor has duly and timely withheld all Taxes required by Law to be withheld by it (including Taxes required to be withheld by it in respect of any amount paid or credited or deemed to be paid or credited by it to or for the account or benefit of any Person, including any Employees, officers or directors and any non-resident Person), and has duly and timely remitted to the appropriate Governmental Authority such Taxes required by Law to be remitted by it.

(d)

There are no Liens (other than any Permitted Liens) on the Purchased Assets relating to Taxes.

(14)

GST/HST.  The Vendor is registered for GST/HST under Part IX of the Excise Tax Act (Canada) and its GST/HST registration number is 136432879RT001.

(15)

Disclaimer of Warranties.  Except with respect to the warranties and representations specifically set forth in this  (which may be relied upon by the Purchaser), all of the Transferred Assets are being sold “as is, where is,”.

(16)

Advisory Fees.  Except for Craig-Hallum Capital Group, LLC, there is no investment banker, broker, finder or other similar advisor that has been retained by or is authorized to act on behalf of the Vendor, who is entitled to any fee, commission or reimbursement of expenses from Vendor or any Affiliate of Vendor, upon consummation of the transactions contemplated by this Agreement. For clarity, the Vendor will be responsible for payment of any fees and other amounts charged by any broker or consultant retained by the Vendor.

(17)

Privacy.  The Vendor and each of its Employees and consultants in connection with providing services for them have complied in all material respects with, and are in material compliance with, all Applicable Law and Contract provisions governing data protection, privacy and the use of personal or individually identifiable information howsoever defined under such laws, rules, and regulations.  The Vendor does not collect, possess or process any information which is subject to the data protection laws, privacy laws or any similar laws of any Governmental Authority.

3.2

Representations and Warranties of the Purchaser.  The Purchaser represents and warrants to the Vendor as follows, the whole as qualified and supplemented by the various disclosure Schedules referred to in this Agreement:

(1)

Incorporation and Corporate Power.  IMS Canada is a corporation incorporated, organized and subsisting under the laws of Canada and IMS USA is a corporation incorporated, organized and subsisting under the laws of Delaware.  IMS USA is not, nor is deemed to be, a resident of Canada for purposes of the ETA.  The Purchaser has the corporate power, authority and capacity to execute and deliver this Agreement and all other agreements and instruments to be executed by it as contemplated herein and to perform its obligations under this Agreement and under all such other agreements and instruments.  No act or proceeding has been taken against the Purchaser by any other Person in connection with the dissolution, liquidation, winding up, bankruptcy or insolvency of the Purchaser or with respect to any amalgamation, merger, consolidation, arrangement or reorganization of, or relating to, the Purchaser and, to the Knowledge of the Purchaser, no such proceedings have been Threatened by any other Person.

(2)

Authorization by Purchaser.  The execution and delivery of this Agreement and all other agreements and instruments to be executed by it as contemplated herein and the completion of the transactions contemplated by this Agreement and all such other agreements and instruments have been duly authorized by all necessary corporate action on the part of the Purchaser and do not and will not (a) conflict with the certificate of incorporation or bylaws of the Purchaser, (b) conflict with or constitute a violation of any provision of any Applicable Law or any judgment, injunction or decree of a Governmental Authority binding upon or applicable to the Purchaser in any material respect or (c)  result in a violation of any agreement or instrument to which the Purchaser is a party or by which the Purchaser is bound.

(3)

Enforceability of Obligations.  This Agreement constitutes a valid and binding obligation of the Purchaser enforceable against the Purchaser in accordance with its terms, subject to limitations on enforcement imposed by bankruptcy, insolvency, reorganization or other laws affecting the enforcement of the rights of creditors and others and to the extent that equitable remedies such as specific performance and injunctions are only available in the discretion of the court from which they are sought. The Purchaser is not an insolvent person within the meaning of the Applicable Law and will not become an insolvent person as a result of the Closing. There is no Legal Proceeding in progress, pending, or, to the Knowledge of the Purchaser, Threatened against or affecting the Purchaser.

(4)

Investment Canada Act.  IMS Canada is a “non-Canadian” within the meaning of the Investment Canada Act.

(5)

GST/HST.  IMS Canada is registered under Part IX of the ETA and its registration number is 87004 2132 RC0002.  IMS USA is not registered under Part IX of the ETA.

(6)

Governmental Authorization.  The execution, delivery and performance by the Purchaser of this Agreement and the other documents contemplated by this Agreement to which it is a party, and the consummation by it of the transactions contemplated hereby and thereby, require no approval from any Governmental Authority.

(7)

Non-Contravention.  The execution, delivery and performance of this Agreement and the other documents contemplated by this Agreement to which it is a party by the Purchaser, and the consummation of the transactions contemplated hereby and thereby, do not and will not (a) conflict with the certificate of incorporation or bylaws of the Purchaser, (b) conflict with or constitute a violation of any provision of any Applicable Law or any judgment, injunction or decree of a Governmental Authority binding upon or applicable to the Purchaser or (c) require any consent or notice under, result in a breach, violation or default (with or without notice or lapse of time, or both) under, or give rise to any right of termination, cancellation, modification or acceleration of any obligation to or right of a third party or loss of any benefit under any Material Contract to which the Purchaser is a party.

(8)

Advisory Fees.  There is no investment banker, broker, finder or other intermediary or advisor that has been retained by or is authorized to act on behalf of the Purchaser, who might be entitled to any fee, commission or reimbursement of expenses from Vendor or any Affiliate of Vendor, upon consummation of the transactions contemplated by this Agreement.

(9)

The Purchaser has made adequate arrangements to ensure that all required funds are and will be available to carry out its obligations under this Agreement.

ARTICLE 4
CLOSING ARRANGEMENTS

4.1

Closing.  The Closing shall take place at 10:00 a.m. on the Closing Date at the offices of the Purchaser’s Counsel in Montreal, Quebec, or at such other time on the Closing Date or such other place as may be agreed orally or in writing by the Vendor and the Purchaser.

4.2

Vendor’s Closing Deliveries.  At the Closing, the Vendor shall deliver or cause to be delivered to the Purchaser (to the extent that they are not already in the possession of the Purchaser) the following documents and other items:

(a)

a certificate of the President or other senior officer of the Vendor dated as of the Closing Date in the form of Exhibit E (bring-down certificate);

(b)

a certificate of the Secretary or other officer of the Vendor dated as of the Closing Date in a form acceptable to the Purchaser’s counsel acting reasonably;

(c)

evidence in form satisfactory to the Purchaser, acting reasonably, that the Diversinet Special Resolution has been approved by the Diversinet Shareholders and the TSXV Conditional Approval has been obtained, if applicable;

(d)

the election referred to in Section ;

(e)

copies of the Material Contracts and all files and correspondence relating to them;

(f)

a corporate opinion in the form of Exhibit C, duly executed by the counsel providing the opinion; and

(g)

all such other assurances, consents, agreements, documents and instruments as may be reasonably required by the Purchaser to complete the transactions provided for in this Agreement, all of which shall be in form and substance satisfactory to the Purchaser, acting reasonably.

4.3

Purchaser’s Closing Deliveries.  At the Closing, the Purchaser shall deliver or cause to be delivered to the Vendor the following documents and payments:

(a)

a certificate of the President or other senior officer of the Purchaser dated as of the Closing Date in the form of Exhibit F (bring-down certificate);

(b)

a certificate of the Secretary or other officer of the Purchaser dated as of the Closing Date in a form acceptable to the Purchaser’s counsel acting reasonably;

(c)

the payment referred to in Subsection ;

(d)

evidence in form satisfactory to the Vendor, acting reasonably, that the Indemnity Escrow Holdback referred to in Subsection  has been deposited with the Escrow Agent;

(e)

the election referred to in Section ;

(f)

all such other assurances, consents, agreements, documents and instruments as may be reasonably required by the Vendor to complete the transactions provided for in this Agreement, all of which shall be in form and substance satisfactory to the Vendor, acting reasonably.

4.4

Possession.  On the Closing Date, the Vendor shall deliver or cause to be delivered to the Purchaser possession of the Purchased Assets.

ARTICLE 5
CONDITIONS OF CLOSING

5.1

Purchaser’s Conditions.  The Purchaser shall not be obligated to complete the purchase of the Purchased Assets pursuant to this Agreement unless, at or before the Closing Time, each of the conditions listed below in this Section  has been satisfied, it being understood that the said conditions are included for the exclusive benefit of the Purchaser.  The Vendor shall take all such actions, steps and proceedings as are reasonably within its control as may be necessary to ensure that the conditions listed below in this Section  are fulfilled at or before the Closing Time.

(1)

Representations and Warranties.  The representations and warranties of the Vendor in Section  shall be true and correct in all material respects at the Closing Time (except that any such representation and warranty that by its terms speaks as of another date shall be true and correct as of such date).

(2)

Vendor’s Compliance.  The Vendor shall have performed and complied in all material respects with all of the terms and conditions in this Agreement on its part to be performed, including using commercially reasonable efforts to provide the Purchaser with the Additional Lock-Ups, or complied with at or before the Closing Time and shall have executed and delivered or caused to have been executed and delivered to the Purchaser at the Closing all the documents contemplated in Section  and elsewhere in this Agreement.

(3)

Approvals.  The Diversinet Special Resolution shall have been approved and adopted by the Diversinet Shareholders and TSXV Conditional Approval shall have been obtained by the Vendor, if applicable.

(4)

Key Employee.  The Transferred Employees shall include [EMPLOYEE NAMES REDACTED] and at least 50% of the other Key Employees.

(5)

Material Consents.  All the Material Consents shall have been obtained on terms and conditions acceptable to the Purchaser, acting reasonably.

(6)

No Material Change.  From the execution date of the Agreement up to and including the Closing Time, there shall have been no change having a Material Adverse Effect.

(7)

Litigation.  There shall be no actions, claims, investigations, arbitrations or other proceedings (whether or not on behalf of the Vendor) pending or Threatened against the Vendor or the Purchased Assets that would reasonably be expected to have a Material Adverse Effect.

(8)

Prohibitions.  No Governmental Authority shall have enacted, issued, promulgated, made any Order or enforced or entered any Law that enjoins or otherwise prohibits the purchase and sale of the Purchased Assets.

(9)

Ancillary Agreements.  Each of the Escrow Agreement and the Transition Services Agreement shall have been executed by the Vendor.

5.2

Condition Not Fulfilled.  If any condition in Section  is or becomes impossible to satisfy, other than as a result of the failure of the Purchaser to comply with its obligations under this Agreement, then the Purchaser in its sole discretion may, without limiting any rights or remedies available to the Purchaser at law or in equity, either:

(a)

terminate this Agreement by notice to the Vendor, as provided in Section ; or

(b)

waive compliance with any such condition and, as a result, waive its right to indemnification under the provisions of  in relation to any Damages suffered by it as a result of the waived condition.

5.3

Vendor’s Conditions.  The Vendor shall not be obligated to complete the transactions contemplated by this Agreement unless, at or before the Closing Time, each of the conditions listed below in this Section  has been satisfied, it being understood that the said conditions are included for the exclusive benefit of the Vendor.  The Purchaser shall take all such actions, steps and proceedings as are reasonably within the Purchaser’s control as may be necessary to ensure that the conditions listed below in this Section  are fulfilled at or before the Closing Time.

(1)

Representations and Warranties.  The representations and warranties of the Purchaser in Section  shall be true and correct in all material respects at the Closing Time.

(2)

Purchaser’s Compliance.  The Purchaser shall have performed and complied with in all material respects all of the terms and conditions in this Agreement on its part to be performed or complied with at or before the Closing Time and shall have executed and delivered or caused to have been executed and delivered to the Vendor at the Closing all the documents contemplated in Section .

(3)

Approvals.  The Diversinet Special Resolution shall have been approved and adopted by the Diversinet Shareholders and the TSXV Conditional Approval shall have been obtained by the Vendor, if applicable.

(4)

Prohibitions.  No Governmental Authority shall have enacted, issued, promulgated, made any Order or enforced or entered any Law that enjoins or otherwise prohibits the purchase and sale of the Purchase Assets.

(5)

Ancillary Agreements.  Each of the Escrow Agreement and the Transition Services Agreement shall have been executed by the Purchaser.

5.4

Condition Not Fulfilled.  If any condition in Section  is or becomes impossible to satisfy, other than as a result of the failure of the Vendor to comply with its obligations under this Agreement, then the Vendor in its sole discretion may either:

(a)

terminate this Agreement by notice to the Purchaser as provided in Section ; or

(b)

waive compliance with any such condition and, as a result, waive its right to indemnification under the provisions of  in relation to any Damages suffered by it as a result of the waived condition.

5.5

Bulk Sales Waiver.  The Purchaser hereby waives compliance by the Vendor with the provisions of bulk sales legislation in any jurisdiction in which any of the Purchased Assets are located, and section 6 of the Retail Sales Tax Act (Ontario) or any corresponding provisions under any other applicable provincial or territorial tax legislation.

ARTICLE 6
SURVIVAL AND INDEMNIFICATION

6.1

Survival.  Subject to the survival periods set out in Section , all provisions of this Agreement and of any certificate or instrument delivered pursuant to this Agreement, other than the conditions in  hereof, shall not merge on Closing but shall survive the execution, delivery and performance of this Agreement, the Closing and the execution and delivery of any transfer documents or other documents of title to the Purchased Assets and all certificates and instruments delivered pursuant to this Agreement and the payment of the consideration for the Purchased Assets.

6.2

Indemnity by the Vendor.  The Vendor shall indemnify the Purchaser’s Indemnified Parties and save them fully harmless against, and will reimburse or compensate them for, any Damages arising from, in connection with or related in any manner whatsoever to:

(a)

any incorrectness in or breach of any representation or warranty of the Vendor contained in this Agreement or in any certificate or instrument executed and delivered pursuant to this Agreement;

(b)

any breach or any non-fulfilment of any covenant or agreement on the part of the Vendor contained in this Agreement or in any other agreement, certificate or instrument executed and delivered pursuant to this Agreement; and

(c)

the Excluded Obligations;

(d)

any claims from current and past employees and contractors of the Vendor, including employees and contractors disclosed in Schedule 3.1(6)(b), asserting ownership or rights in Intellectual Property contained in the Purchased Assets; and

(e)

(i) the provisions of bulk sales legislation in any jurisdiction in which any of the Purchased Assets are located, or (ii) the failure of the Vendor to provide a certificate pursuant to section 6 of the Retail Sales Tax Act (Ontario) or any corresponding provisions under any other applicable provincial or territorial tax legislation.

6.3

Indemnity by the Purchaser.  The Purchaser shall indemnify the Vendor’s Indemnified Parties and save them fully harmless against, and will reimburse or compensate them for, any Damages arising from, in connection with or related in any manner whatever to:

(a)

any incorrectness in or breach of any representation or warranty of the Purchaser contained in this Agreement or in any other agreement, certificate or instrument executed and delivered pursuant to this Agreement;

(b)

any breach or non-fulfilment of any covenant or agreement on the part of the Purchaser contained in this Agreement or in any other agreement, certificate or instrument executed and delivered pursuant to this Agreement; and

(c)

any GST/HST that may be payable by IMS USA for which Vendor is assessed, including any penalties and interest charged thereon.

6.4

Notice of Claim.  If an Indemnified Party becomes aware of any act, omission or state of facts that may give rise to Damages in respect of which a right of indemnification is provided for under this , the Indemnified Party shall promptly give written notice thereof (a “Notice of Claim”) to the Indemnifying Party.  The Notice of Claim shall specify whether the potential Damages arise as a result of a claim by a Person against the Indemnified Party (a “Third Party Claim”) or whether the potential Damages do not so arise (a “Direct Claim”), and shall also specify in reasonable detail (to the extent that the information is available):

(a)

the factual basis for the Direct Claim or Third Party Claim, as the case may be; and

(b)

the amount of the potential Damages arising therefrom, if known.

If, through the fault of the Indemnified Party, the Indemnifying Party does not receive a Notice of Claim in time to effectively contest the determination of any liability susceptible of being contested or to assert a right to recover an amount under applicable insurance coverage, then the liability of the Indemnifying Party to the Indemnified Party under this  shall be reduced only to the extent that Damages are actually incurred by the Indemnifying Party resulting from the Indemnified Party’s failure to give the Notice of Claim on a timely basis.  Nothing in this Section  shall be construed to affect the time within which a Notice of Claim must be delivered pursuant to Subsections  in order to permit recovery pursuant to Subsection  or  as the case may be.

6.5

Time Limits for Delivery of Notice of Claim for Breach of Representations and Warranties.  No Damages may be recovered from the Indemnifying Party pursuant to Subsections  or  unless a Notice of Claim is delivered by the Indemnified Party on or before the date that is the earliest of:

(a)

(i)

if the Vendor commences a voluntary wind-up pursuant to Section 193 of the OBCA, 30 days prior to the date that the Vendor will be dissolved;

(ii)

if the Vendor commences a voluntary dissolution pursuant to Section 237 of the OBCA, 30 days prior to the date of filing of articles of dissolution, such date of filing to be determined by the board of directors of the Vendor; or

(iii)

if the Vendor is wound-up or dissolved or its corporate existence is otherwise terminated other than as contemplated by (i) or (ii) above, 30 days prior to the date of such wind-up, dissolution or termination, as applicable, such date to be determined by the board of directors of the Vendor; and

(b)

in respect of a claim relating to Tax matters, including any claim arising under paragraphs ,  and , the date that is ninety (90) days after the relevant Governmental Authority shall no longer be entitled to assess or reassess liability for Taxes against the Vendor or Purchaser for that particular period, having regard, without limitation, to any waivers given with the Vendor’s consent, and in respect of any other claims, the date that is twenty-four (24) months after Closing.

Unless a Notice of Claim has been given on or before such date, the Parties shall be released on such date from the obligation to indemnify the Indemnified Party pursuant to Subsection  or . This Subsection  shall not be construed to impose any time limit on the Indemnified Party’s right to assert a claim to recover Damages under Subsection  or .

6.6

Monetary Limits on Damages for Breach of Representations and Warranties. No Damages may be recovered by the Indemnified Party from the Indemnifying Party pursuant to Subsection  or  unless and until the accumulated aggregate amount of Damages of the Indemnified Party arising pursuant to Subsection  or  exceeds US$35,000, in which event the accumulated aggregate amount of all such Damages may be recovered.  Notwithstanding any other provision of this Agreement, the maximum aggregate liability of the Indemnifying Party against the Indemnified Party for any Damages covered by this , except for a claim relating to Subsections , , , , ,  and , shall be limited to an amount equal to US$1,750,000 (the “Cap”).

6.7

Direct Claims.  In the case of a Direct Claim, the Indemnifying Party shall have 60 days from receipt of a Notice of Claim in respect thereof within which to make such investigation as the Indemnifying Party considers necessary or desirable.  For the purpose of such investigation, the Indemnified Party shall make available to the Indemnifying Party the information relied upon by the Indemnified Party to substantiate its right to be indemnified under this , together with all such other information as the Indemnifying Party may reasonably request.  If the Parties fail to agree at or before the expiration of such 60 day period (or any mutually agreed upon extension thereof), the Indemnified Party shall be free to pursue such remedies as may be available to it.

6.8

Third Party Claims.  In the case of a Third Party Claim, the provisions in the following paragraphs of this Section  apply.

(1)

Rights of Indemnifying Party.  The Indemnifying Party shall have the right, at its expense, to participate in but not control the negotiation, settlement or defence of the Third Party Claim, which control shall rest at all times with the Indemnified Party, unless the Indemnifying Party:

(a)

irrevocably acknowledges in writing complete responsibility for, and agrees to indemnify the Indemnified Party in respect of, the Third Party Claim; and

(b)

furnishes evidence to the Indemnified Party which is satisfactory to the Indemnified Party of its financial ability to indemnify the Indemnified Party;

in which case the Indemnifying Party may assume such control at its expense through counsel of its choice.

(2)

Respective Rights on Indemnifying Party’s Assumption of Control.  If the Indemnifying Party elects to assume control as contemplated in Subsection , the Indemnifying Party shall reimburse the Indemnified Party for all of the Indemnified Party’s reasonable and documented out-of-pocket expenses incurred as a result of such participation or assumption.  The Indemnified Party shall continue to have the right to participate in the negotiation, settlement or defence of such Third Party Claim and to retain counsel to act on its behalf, provided that the fees and disbursements of such counsel shall be paid by the Indemnified Party unless the Indemnifying Party consents to the retention of such counsel at its expense or unless the named parties to any action or proceeding include both the Indemnifying Party and the Indemnified Party and a representation of both the Indemnifying Party and the Indemnified Party by the same counsel would be inappropriate due to the actual or potential differing interests between them (such as the availability of different defences), in which case the fees and disbursements of such counsel shall be paid by the Indemnifying Party.  The Indemnified Party shall co-operate with the Indemnifying Party so as to permit the Indemnifying Party to conduct such negotiation, settlement and defence and for this purpose shall preserve all relevant documents in relation to the Third Party Claim, allow the Indemnifying Party access on reasonable notice to inspect and take copies of all such documents and require its personnel to provide such statements as the Indemnifying Party may reasonably require and to attend and give evidence at any trial or hearing in respect of the Third Party Claim.

(3)

Lack of Reasonable Diligence.  If, having elected to assume control of the negotiation, settlement or defence of the Third Party Claim, the Indemnifying Party thereafter fails to conduct such negotiation, settlement or defence with reasonable diligence, then the Indemnified Party shall be entitled to assume such control and the Indemnifying Party shall be bound by the results obtained by the Indemnified Party with respect to such Third Party Claim.

(4)

Other Rights of Indemnified Party. Whether or not the Indemnifying Party assumes control of the negotiation, settlement or defence of any Third Party Claim, the Indemnifying Party shall not settle any Third Party Claim without the written consent of the Indemnified Party, which consent shall not be unreasonably withheld or delayed.

ARTICLE 7
COVENANTS

7.1

Confidentiality.

(1)

Information to Be Confidential.  Each Party shall treat confidentially and not disclose, and shall cause each of its Representatives to treat confidentially and not disclose, other than as expressly contemplated by this Agreement, any Confidential Information of the other Party.

(2)

Use of Confidential Information.  Either Party may disclose Confidential Information only to those of its Representatives who need to know such Confidential Information for the purpose of implementing the transaction contemplated by this Agreement.  Neither Party shall use, nor permit its Representatives to use, Confidential Information for any other purpose nor in any way that is, directly or indirectly, detrimental to the other Party.

(3)

Required Disclosure.  If either Party or any of its Representatives receives a request or is legally required to disclose all or any part of the Confidential Information, such Party shall (a) immediately notify the other Party of the request or requirement, (b) consult with the other Party on the advisability of taking legally available steps to resist or narrow the request or lawfully avoid the requirement, and (c) if requested by the other Party, take all commercially reasonable necessary steps to seek a protective order or other appropriate remedy.  If a protective order or other remedy is not available, or if the other Party waives compliance with the provisions of this Subsection , (i) the Party receiving the request for disclosure or its Representatives, as the case may be, may disclose to the Person requiring disclosure only that portion of the Confidential Information which such Party is advised by written opinion of counsel is legally required to be disclosed, and (ii) such Party shall not be liable for such disclosure unless such disclosure was caused by or resulted from a previous disclosure by such Party or its Representatives not permitted by this Agreement.

(4)

Return or Destruction.  Following the termination of this Agreement in accordance with the provisions of this Agreement, each Party shall (and shall cause each of its Representatives to) (a) return promptly to the other Party all physical copies of the Confidential Information, excluding Notes, then in such Party’s possession or in the possession of its Representatives, (b) destroy all (i) electronic copies of the Confidential Information, and (ii) Notes (including electronic copies thereof) prepared by such Party or any of its Representatives, including electronic back-ups of the foregoing in a manner that ensures the same may not be retrieved or undeleted by such Party or any of its Representatives, and (c) deliver to the other Party a certificate executed by one of its duly authorized senior officers indicating that the requirements of this sentence have been satisfied in full.

7.2

Action during Interim Period.

(1)

Operate in Ordinary Course.  During the Interim Period, the Vendor shall operate the Business in the Ordinary Course of Business in compliance in all material respects with Applicable Law and the terms and conditions of all Contracts, and in a manner that maintains relations with Employees and the suppliers, customers, vendors, licensors, licensors, licensees, distributors, landlords and other having business relations with the Vendor in accordance with past custom and practice.

(2)

Additional Lock-Ups.  The Vendor will use its commercially reasonable efforts to provide the Purchaser with duly executed lock-up agreements, in the form attached as Exhibit B (the “Additional Lock-Ups”), within five (5) Business Days of the execution of this Agreement from such number of Diversinet Shareholders necessary to constitute, together with the Insiders Lock-Up, at least sixty percent (60%) of the total outstanding common shares of the Vendor, wherein each Diversinet Shareholder agrees (in a form satisfactory to the Purchaser, acting reasonably) (i) not to transfer beneficial ownership of any of their securities of the Vendor to a third party; (ii) to vote all of their securities of the Vendor in favour of the transactions contemplated by this Agreement; and (iii) to otherwise support the transactions contemplated in this Agreement.

(3)

Negative Covenants.  During the Interim Period, the Vendor shall not:

(a)

mortgage, pledge, grant an option to purchase or a similar instrument,  security interest in or otherwise create a Lien on any of the Purchased Assets, except in the Ordinary Course of Business and in amounts which, individually and in the aggregate, are not material to the financial condition or the operation of the Business;

(b)

enter into any sale, lease, license or other contract or any other transaction relating to the Business that is not in the Ordinary Course of Business; provided, however, that the Vendor may enter into an agreement pursuant to Section 7.3(c);

(c)

enter into any new client contract or amend, modify or supplement any existing client contract without the prior written consent of Purchaser, which consent will not be unreasonably withheld unless the client is deemed by Purchaser to be a competitor of Purchaser;

(d)

dispose of or revalue any of the Purchased Assets;

(e)

terminate, cancel, modify or amend in any material respect or take or fail to take any action which would entitle any party to any Material Contract to terminate, cancel, modify or amend any Material Contract;

(f)

provide discounts, rebates, credits or any other similar form of arrangement with customers of the Vendor;

(g)

institute any material increase in any benefit provided under any profit-sharing, bonus, incentive, deferred compensation, insurance, pension, retirement, medical, hospital, disability, welfare or other employee benefit plan maintained for the Transferred Employees, other than as required by any such plan or requirements of Law, any change generally applicable to Employees of the Vendor or any in the ordinary course consistent with past compensation practices;

(h)

make any material change in the compensation of the Transferred Employees, other than changes made in accordance with normal compensation practices or pursuant to existing contractual commitments and consistent with past compensation practices; or

(i)

agree, commit or enter into any understanding to take any actions enumerated in paragraphs  to (h) of this Subsection .

7.3

Exclusivity.

(a)

Subject to Sections  and , the Vendor shall not negotiate, discuss, propose or otherwise agree to sell, encumber or otherwise alienate the Purchased Assets to any person other than the Purchaser from the date hereof until the Closing Date or earlier confirmation that the Purchaser will not be proceeding with the transaction contemplated herein. For purposes of clarity, during this period, subject to Sections  and , the Vendor further covenants not to initiate discussions, or respond to enquiries from parties with regard to a possible purchaser of the Business, other than the Purchaser, nor allow any third party, other than the Purchaser, to conduct any due diligence on the Business with regard to a possible purchase of the Business, it being understood that from the date hereof to the Closing Date, the Purchaser or its third party investors, lenders, guarantors, and advisors identified by the Purchaser shall have the exclusive right to conduct due diligence.

(b)

If at any time following the date of this Agreement and prior to obtaining approval of the Diversinet Special Resolution by the Diversinet Shareholders, the Vendor or any of its Representatives receives a written Acquisition Proposal that was not solicited in contravention of, and other than any Acquisition Proposal that resulted from a breach of, Section  in any material respect by the Vendor, then the Vendor and its Representatives may, provided that (a) the Board of Directors of the Vendor determines in good faith after consultation with its outside legal counsel and financial advisors that such Acquisition Proposal is or could reasonably be expected to lead to a Superior Proposal and that the failure to take the relevant action would be inconsistent with its fiduciary duties, and (b) that the Vendor notifies the Purchaser of such Acquisition Proposal as required by Section  (and otherwise complies in all material respects with its obligations under Section , if and to the extent that they are applicable):

(i)

furnish information with respect to the Vendor to the person making such Acquisition Proposal and its Representatives, provided that the Vendor has first entered into a confidentiality agreement with such person that, taken as a whole, is no less favourable to the Vendor than the non-disclosure agreement between IMS Health Incorporated and the Vendor (provided that no such confidentiality agreement shall prevent such person from making, pursuing or completing an Acquisition Proposal in accordance with this Section ), (C) the Vendor sends a copy of such agreement (with the identities of the persons making such proposal, inquiry, correspondence, offer or request redacted) to the Purchaser promptly following its execution and before any non-public information is provided to such person and the Purchaser is promptly provided with access to (to the extent not previously provided to the Purchaser), the information provided to such person, and (D) the Vendor does not provide such person and its Representatives with access to information with respect to the Vendor in respect of one or more Acquisition Proposals made by that person or persons acting jointly or in concert with such person for a period in excess of 21 days in aggregate; and

(ii)

engage in discussions and negotiations with respect to the Acquisition Proposal with the person making such Acquisition Proposal and its Representatives.

(c)

Notwithstanding Section  or any other provision of this Agreement, the Vendor may enter into an agreement (in addition to any confidentiality agreement contemplated by Section ) with respect to a Superior Proposal if and only if:

(i)

the Vendor has complied with its obligations under this Section ;

(ii)

the Diversinet Meeting has not occurred;

(iii)

the Board of Directors of the Vendor has determined in good faith, after consultation with its outside legal and financial advisors, that such Acquisition Proposal is a Superior Proposal and that the failure to take the relevant action would be inconsistent with its fiduciary duties;

(iv)

the Vendor has delivered written notice to the Purchaser of the determination of the Board of Directors of the Vendor that the Acquisition Proposal is a Superior Proposal and of the intention of the Board of Directors of the Vendor to approve or recommend such Superior Proposal and/or of the Vendor to enter into an agreement with respect to such Superior Proposal, together with a copy of the Acquisition Proposal and all documentation (including all agreements, arrangements and understandings) comprising the Acquisition Proposal to the extent not previously provided (the “Superior Proposal Notice”);

(v)

at least five Business Days have elapsed since the date the Superior Proposal Notice was received by the Purchaser, which five Business Day period is referred to as the “Right to Match Period”;

(vi)

if the Purchaser has offered to amend the terms of the transactions contemplated by this Agreement during the Right to Match Period pursuant to Section , the Board of Directors of the Vendor has determined, after consultation with its outside legal and financial advisors, that such Acquisition Proposal continues to be a Superior Proposal when compared to the transactions contemplated by this Agreement as they are proposed to be amended at or prior to the termination of the Right to Match Period; and

(vii)

the Vendor has terminated this Agreement pursuant to Section  and the Vendor has paid the break-up fee pursuant to Section 8.3(a).

(d)

During the Right to Match Period, the Purchaser will have the opportunity, but not the obligation, to offer to amend the terms of this Agreement, and the Vendor shall cooperate with the Purchaser with respect thereto, including negotiating in good faith with the Purchaser to enable the Purchaser to make such adjustments to the terms and conditions of this Agreement as the Purchaser deems appropriate and as would permit the Purchaser to proceed with the transactions contemplated by this Agreement on such adjusted terms.

(e)

The Board of Directors of the Vendor will review any such offer by the Purchaser to amend the terms of this Agreement in order to determine, in good faith in the exercise of its fiduciary duties, after consultation with its outside legal counsel and financial advisors, whether the Purchaser’s offer to amend this Agreement, upon its acceptance, would result in the applicable Acquisition Proposal ceasing to be a Superior Proposal as compared against the amendment to the terms of this Agreement offered by the Purchaser. If the Board of Directors of the Vendor determines that the applicable Acquisition Proposal would cease to be a Superior Proposal as compared against the amendment to the terms of this Agreement offered by the Purchaser, the Vendor and the Purchaser shall enter into an amendment to this Agreement reflecting the offer by the Purchaser to amend the terms of this Agreement.

(f)

Each successive variation or other amendment to any Acquisition Proposal that results in an increase in, or modification of, the consideration to be received by the Vendor or the Diversinet Shareholders or otherwise constitutes a material amendment to the Acquisition Proposal will constitute a new Acquisition Proposal for purposes of this Section  and the Purchaser shall be afforded a new Right to Match Period in respect of each such new Acquisition Proposal from the date the Superior Proposal Notice was received by the Purchaser in respect of such new Acquisition Proposal. In the event the Vendor provides the notice contemplated by Section  and the Right to Match Period would not expire at least five Business Days before the Diversinet Meeting, the Vendor shall be entitled to (and shall at the reasonable request of the Purchaser) adjourn or postpone the Diversinet Meeting to a date that is not more than 10 days after the expiry of the applicable Right to Match Period.

(g)

Nothing in this Agreement shall prevent the Board of Directors of the Vendor from issuing a directors’ circular or otherwise responding as required by Applicable Law to an Acquisition Proposal or from calling and holding a meeting of the Diversinet Shareholders requisitioned in accordance with Applicable Law or ordered to be held by a court.

7.4

Update to information.  The Vendor shall update on or before the Closing, by amendment or supplement, any of the informational disclosure schedules referred to in this Agreement and any other disclosure in writing from the Vendor to the Purchaser as soon as reasonably possible after new or conflicting information comes to the attention of the Vendor.

7.5

Receivables.  To the extent the Purchaser receives payment after the Closing Time from any person in respect of the Receivables, the Purchaser will receive such amount in trust for the Vendor and the Purchaser will promptly, and in any event within two (2) Business Days, pay such amount to the Vendor without set off or deduction. To the extent the Vendor receives payment after the Closing Time from any person in respect of the Purchased Assets, other than Receivables, the Vendor will receive such amount in trust for the Purchaser and the Vendor will promptly, and in any event within two (2) Business Days, pay such amount to the Purchaser without set off or deduction.

7.6

Corporate Name.

(1)

Use of Corporate Name. The Vendor, its Affiliates and Related Persons to each of them shall not use, directly or indirectly, any corporate name, business name, trade name, brand name, slogan, logo, service mark or trademark which was used in connection with the Business prior to the Closing Date, including any part or parts thereof and any word, term or phrase confusingly similar thereto, and including containing, in whole or in part, the terms “Diversinet” or “mobi”, except solely for limited use of the corporate name Diversinet Corp. (“Corporate Name”) for the sole purpose of winding up the affairs of the Vendor and matters ancillary thereto and effecting the wind-up, dissolution or other termination of the corporate existence of the Vendor for the phase out time period set forth in Section 7.6(2) below.

(2)

Phase Out of the Corporate Name. The Purchaser covenants not sue the Vendor for its use of the Corporate Name, for a phase out period (the “Phase Out Period”) ending on the earlier of:

(a)

the date of the wind-up, dissolution or other termination of the corporate existence of the Vendor; or

(b)

the date which is nine (9) months from the Closing Date.

(3)

Change of Corporate Name. If the Vendor has not completed its dissolution at the expiration of the Phase Out Period, the Vendor will immediately file articles of amendment to change its corporate name and any and all of its Affiliates to a name which does not include any corporate name, business name, trade name, brand name, slogan, service mark or trademark which was used in connection with the Business prior to the Closing Date, including any part or parts thereof and any word, term or phrase confusingly similar thereto, and including containing, in whole or in part, the terms “Diversinet” or “mobi”.

ARTICLE 8
TERMINATION

8.1

Grounds for Termination.  This Agreement may be terminated on or prior to the Closing Date:

(a)

by the mutual written agreement of the Vendor and the Purchaser;

(b)

by written notice from the Purchaser to the Vendor as permitted in Section  where there has been no breach by the Vendor of this Agreement;

(c)

by written notice from the Vendor to the Purchaser as permitted in Section  where there has been no breach by the Purchaser of this Agreement; or

(d)

by the Purchaser or the Vendor if the Closing has not occurred by November 6, 2013, for a reason which cannot be attributed in part or in whole to the party purporting to terminate this Agreement.

(e)

Subject to compliance with Section , by written notice from the Vendor to the Purchaser prior to obtaining approval of the Diversinet Special Resolution by the Diversinet Shareholders if the Board of Directors of the Vendor authorizes the Vendor to accept and enter into any agreement, understanding or arrangement concerning a Superior Proposal (other than a confidentiality agreement as described in Section );

(f)

subject to Section , by written notice from the Purchaser to the Vendor in the event that a breach of any representation or warranty or failure to perform any covenant or agreement on the part of the Vendor set forth in this Agreement shall have occurred that would cause the conditions set forth in Section 5.2 not to be satisfied; provided that the Purchaser is not then in breach of this Agreement so as to cause any of the conditions set forth in Section 5.4 not to be satisfied; or

(g)

subject to Section , by written notice from the Vendor to the Purchaser in the event that a breach of any representation or warranty or failure to perform any covenant or agreement on the part of the Purchaser set forth in this Agreement shall have occurred that would cause the conditions set forth in Section 5.2 not to be satisfied; provided that the Vendor is not then in breach of this Agreement so as to cause any of the conditions set forth in Section 5.2 not to be satisfied.

8.2

Effect of Termination.  If this Agreement is terminated by the Vendor or by the Purchaser under Section  then all further obligations of the Parties under this Agreement shall terminate, except for the obligations under Sections , 8.3 and , which shall survive such termination.

8.3

Break-Up Fees.  If this Agreement is terminated:

(a)

by the Vendor pursuant to Section 8.1(e), the Vendor will be responsible for a prompt cash payment to the Purchaser of an amount of seven hundred and fifty thousand dollars ($750,000);

(b)

by the Purchaser pursuant to Section 8.1(f), the Vendor will be responsible for a prompt cash payment to the Purchaser of an amount of one hundred and fifty thousand dollars ($150,000); or

(c)

by the Vendor pursuant to Section , the Purchaser will be responsible for a prompt cash payment to the Vendor of an amount of two hundred and fifty thousand dollars ($250,000).

8.4

Effect of Termination Payment.  Each of the Parties acknowledges that the agreements contained in Section  are an integral part of the transactions contemplated in this Agreement and that, without those agreements, the Parties would not enter into this Agreement. Each Party acknowledges that all of the break-up fee amounts set out in Section  reflect liquidated damages which are a genuine pre-estimate of the damages which the Party entitled to such damages will suffer or incur as a result of the event giving rise to such payment and the resultant termination of this Agreement and are not penalties. Each Party irrevocably waives any right that it may have to raise as a defence that any such liquidated damages are excessive or punitive.  The Purchaser agrees that the payment of the amount required pursuant to Section  is the sole and exclusive monetary remedy of the Purchaser against the Vendor arising from or in connection with this Agreement, and where such payment has been paid in full to the Purchaser, the Purchaser shall be precluded from any other monetary remedy against the Vendor, at Law or otherwise.

8.5

Notice and Cure Provisions

(a)

Each Party shall give prompt notice to the other Parties of the occurrence, or failure to occur, at any time from the date hereof until the earlier to occur of the termination of this Agreement and the Closing Time of any event or state of facts which occurrence or failure would, or would be likely to:

(i)

cause any of the representations or warranties of any Party contained herein to be untrue or inaccurate in any material respect on the date hereof or at the Closing Time; or

(ii)

result in the failure to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by any Party hereunder prior to the Closing Time.

(b)

The Purchaser may not exercise its right to terminate this Agreement pursuant to Section  and the Vendor may not exercise its right to terminate this Agreement pursuant to Section  unless the Party seeking to terminate this Agreement shall have delivered a written notice to the other Parties specifying in reasonable detail all breaches of covenants, representations and warranties or other matters which the Party delivering such notice is asserting as the basis for the termination right. If any such notice is delivered, provided that a Party is proceeding diligently to cure such matter and such matter is reasonably capable of being cured, no Party may exercise such termination right until the earlier of (i) date 90 days after the signing of this Agreement and (i) the date that is 15 days following receipt of such notice by the Party to whom the notice was delivered, if such matter has not been cured by such date.

ARTICLE 9
EMPLOYEES AND EMPLOYEE BENEFITS

9.1

Access to Employees.  The Vendor shall use its commercially reasonable efforts to  assist the Purchaser in accessing Employees for the purpose of conducting interviews for employment with the Purchaser. The Vendor and the Purchaser shall use their commercially reasonable efforts to identify Key Employees among the Employees interviewed by the Purchaser.

9.2

Offers of Employment.  The Purchaser shall offer to employ each of the Employees identified as Key Employees effective as of and after the opening of business on the day following the Closing Date and conditional upon the Closing.  Purchaser shall make a commercially reasonable effort to make such offers of Employment no less than twenty-one (21) days prior to the Closing Date, in writing, and on terms and conditions that are substantially similar in the aggregate to the terms and conditions of employment in effect for such Key Employees as of the date of this Agreement.  The Purchaser shall recognize the past service of Key Employees who become Transferred Employees with the Vendor for such purposes and for any required notice of termination, termination or severance pay (contractual, statutory or at common-law) for a termination of employment that occurs after the Closing Date.  The Vendors shall be responsible to comply with all applicable laws with respect to severance of all Excluded Employees.

9.3

Access to Key Employees.  The Vendor shall enable and assist the Purchaser in accessing Key Employees for the purpose of discussing the Purchaser’s offer of employment. The Vendor shall use its commercially reasonable efforts to assist the Purchaser with the Purchaser’s secure of the employment of Key Employees.

9.4

Consulting/Independent Contractor Offers. During the Interim Period, the Vendor shall make a commercial reasonable effort to assist the Purchaser in negotiating and concluding independent contractor or consulting agreements with any non-Key Employee or individual who is currently providing services to the Vendor as an independent contractor or consultant identified by Purchaser as useful or necessary for the transition of the Business from Vendor to Purchaser.

9.5

Acceptance of Employment Offer.  Key Employees to whom offers of employment are made by the Purchaser in accordance with this Agreement shall have seven (7) days after the offer of employment is made by the Purchaser to accept or decline the offer of employment. No less than five (5) days prior to the Closing Date, the Purchaser shall provide to the Vendor a list of the Key Employees who have accepted and who have declined the Purchaser’s offer of employment.

9.6

Vendor’s Obligations. On and following the Closing Date, the Vendor shall continue to be solely responsible for and shall fully discharge all claims, obligations and liabilities and shall fully indemnify and save harmless the Purchaser with respect to any claims or obligations (i) which are accrued up to and including the Closing Date with respect to all Employees; (ii) which accrue and become payable after the Closing Date with respect to any Excluded Employee. With respect to benefit claims, the Vendor shall retain responsibility for and satisfy obligations with respect to all benefit claims incurred by Transferred Employees (and their eligible spouses, beneficiaries and dependants) under the Employee Plans prior to and including the Closing Date, subject to and in accordance with the terms of the applicable Employee Plans. For the purposes of this Section, a benefit claim shall be deemed to have been incurred:

(a)

with respect to all health care and dental claims, on the date the service or supply was purchased or received by the Transferred Employee or his or her eligible spouse or dependant;

(b)

with respect to all prescription drugs or vision claims, on the date the prescription was filled;

(c)

with respect to all short-term and long-term disability claims, on the first date of absence from work related to such disability.

9.7

Purchaser’s Obligations.  On the day following the Closing Date, the Purchaser shall be solely responsible for and shall discharge all claims, obligations and liabilities and shall fully indemnify and save harmless the Vendor with respect to any claims, obligations and liabilities accruing after the Closing Date with respect to the Purchaser’s employment of the Transferred Employees.

9.8

Vacation.  The Vendor is responsible for and will pay out to all Transferred Employees any unused vacation entitlement that accrued during their employment with the Vendor up to and including the Closing Date.

ARTICLE 10
DISPUTE RESOLUTION

10.1

Empowered Officer and Representatives.  Any claim or dispute between the Parties in connection with this Agreement or the agreements referenced herein or any alleged breach hereof or thereof, including any issue as to whether this Article 10 applies (a “Claim”), shall be submitted for resolution to an officer of the Purchaser and an authorized representative of the Vendors involved in the claim or dispute (each such representative being fully empowered to settle the claim or dispute), who shall meet at a mutually agreed upon location in the Province of Ontario or in the United States within fifteen (15) days of such submission to seek in good faith an amicable settlement.

10.2

Jurisdiction.  For the purpose of this Agreement, any Claim not settled by the Parties within twenty (20) days after written notice of the Claims is first given by either Party to the other shall be solely and finally settled by the courts having jurisdiction over the litigation or over any proceeding instituted in the judicial district of Toronto, Ontario, which courts shall have exclusive jurisdiction.

ARTICLE 11
NON COMPETITION

11.1

During the period commencing on the Closing Date and continuing for the period ending on the fifth (5) anniversary of the Closing Date (the “Restrictive Period”), Diversinet shall not directly or indirectly, whether as an advisor, consultant, agent or investor (other than by the ownership of a passive investment interest of not more than 1% in a company with publicly traded equity securities), or support or assist a third party to:

(a)

engage in direct or indirect competition with the Business;

(b)

conduct a business of the type or character engaged in by the Company immediately prior to the Closing; or

(c)

develop any products or services competitive with the Business.

11.2

Diversinet hereby agrees that, during the Restrictive Period, it shall not, directly or indirectly (including but not limited to as an advisor, consultant, agent or investor):

(a)

solicit, induce, entice or procure, or endeavor to solicit, induce, entice or procure any customer, or any third party with whom the Vendor has had sales or marketing discussions during the twelve (12) month (“prospective customer”) prior to the Closing in order to sell to such customer or prospective customer, products or services that are similar or related to the Business;

(b)

recruit, solicit, induce, entice or procure, or endeavor to recruit, solicit, induce, entice or procure, any employee or independent contractor of the Purchaser (including Transferred Employees) who is engaged or providing services to the Purchaser to leave such employment or engagement, as applicable; or

(c)

employ or otherwise engage or use the services of any person who is engaged or providing services to the Purchaser (including Transferred Employees) and who is or was an employee or independent contractor of the Vendor during the thirty-six (36) months immediately preceding the Closing Date.

ARTICLE 12
GENERAL

12.1

Expenses.  Except as otherwise expressly provided herein, each Party shall be responsible for all costs and expenses (including any Taxes imposed on such expenses) incurred by it in connection with the negotiation, preparation, execution, delivery and performance of this Agreement and the transactions contemplated by this Agreement (including the fees and disbursements of legal counsel, bankers, investment bankers, accountants, brokers and other advisers). For clarity, any and all fees, charges and expenses of any Purchaser broker shall be the responsibility of the Purchaser and any and all fees, charges and expenses of any Vendor broker shall be the responsibility of the Vendor.  Notwithstanding the foregoing, the Purchaser shall be responsible for all fees and expenses of the Escrow Agent.

12.2

Public Announcements.  The Parties agree that no public release, announcement or any other disclosure concerning any of the transactions contemplated hereby shall be made or issued by it without the prior written consent of the other Party (which consent shall not be unreasonably withheld or delayed), except to the extent such release, announcement or disclosure is required by Applicable Law or the requirement of a Governmental Authority, in which case the Vendor shall make a commercially reasonable effort to provide the Purchaser with reasonable time to comment on such release, announcement or disclosure in advance.

12.3

Notices.

(1)

Mode of Giving Notice.  Any notice, direction, certificate, consent, determination or other communication required or permitted to be given or made under this Agreement shall be in writing and shall be effectively given and made if (i) delivered personally, (ii) sent by prepaid courier service or mail, or (iii) sent by fax or other similar means of electronic communication, in each case to the applicable address set out below:

(a)

if to the Vendor, to the attention of:

Diversinet Corp.

c/o:  Chief Financial Officer

Facsimile: (416) 756-7346

(b)

if to the Purchaser, to the attention of:

IMS Health Incorporated

83 Wooster Heights Road

Danbury, CT 06810

Attention: SVP & General Counsel

with a required copy to:

IMS Health Incorporated

One IMS Drive

Plymouth Meeting, PA 19462

Attn: Vice President, Legal Department

(2)

Deemed Delivery of Notice.  Any such communication so given or made shall be deemed to have been given or made and to have been received on the day of delivery if delivered, or on the day of faxing or sending by other means of recorded electronic communication, provided that such day in either event is a Business Day and the communication is so delivered, faxed or sent before 4:30 p.m. on such day.  Otherwise, such communication shall be deemed to have been given and made and to have been received on the next following Business Day.  Any such communication sent by mail shall be deemed to have been given and made and to have been received on the fifth Business Day following the mailing thereof; provided however that no such communication shall be mailed during any actual or apprehended disruption of postal services.  Any such communication given or made in any other manner shall be deemed to have been given or made and to have been received only upon actual receipt.

(3)

Change of Address.  Any Party may from time to time change its address under this Section  by notice to the other Party given in the manner provided by this Section .

12.4

Time of Essence.  Time shall be of the essence of this Agreement in all respects.

12.5

Further Assurances.  Each Party shall from time to time promptly execute and deliver or cause to be executed and delivered all such further documents and instruments and shall do or cause to be done all such further acts and things in connection with this Agreement that the other Party may reasonably require as being necessary or desirable in order to effectively carry out or better evidence or perfect the full intent and meaning of this Agreement or any provision hereof.

12.6

Co-operation in Filing of Returns.  The Purchaser agrees to provide to the Vendor all reasonable co-operation following the Closing Date in connection with the filing of income tax returns of the Vendor in respect of which the Books and Records delivered to the Purchaser pursuant to this Agreement are relevant.

12.7

Entire Agreement.  This Agreement constitutes the entire agreement between the Parties pertaining to the subject matter of this Agreement and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written (including the LOI).  There are no conditions, representations, warranties, obligations or other agreements between the Parties in connection with the subject matter of this Agreement (whether oral or written, express or implied, statutory or otherwise).

12.8

Amendment.  No amendment of this Agreement shall be effective unless made in writing and signed by the Parties.

12.9

Waiver.  A waiver of any default, breach or non-compliance under this Agreement shall not be effective unless in writing and signed by the Party to be bound by the waiver.  No waiver shall be inferred from or implied by any failure to act or delay in acting by a Party in respect of any default, breach or non-observance or by anything done or omitted to be done by the other Party.

12.10

Severability.  Any provision of this Agreement which is prohibited or unenforceable in any jurisdiction will, as to that jurisdiction, be ineffective to the extent of such prohibition or unenforceability and will be severed from the balance of this Agreement, all without affecting the remaining provisions of this Agreement or affecting the validity or enforceability of such provision in any other jurisdiction.

12.11

Governing Law.  This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein.

12.12

Successors and Assigns.  This Agreement shall enure to the benefit of, and be binding on, the Parties and their respective successors and permitted assigns.  Neither Party may assign or transfer, whether absolutely, by way of security or otherwise, all or any part of its respective rights or obligations under this Agreement without the prior written consent of the other Party.

12.13

Counterparts.  This Agreement may be executed in counterparts, each of which shall be deemed to be an original and both of which taken together shall be deemed to constitute one and the same instrument.  To evidence its execution of an original counterpart of this Agreement, a Party may send a copy of its original signature on the execution page hereof to the other Party by facsimile transmission and such transmission shall constitute delivery of an executed copy of this Agreement to the receiving Party.

12.14

Language.  The Parties have required that this Agreement and all deeds, documents and notices relating to this Agreement be drawn up in the English language.  Les parties aux présentes ont exigé que le présent contrat et tous autres contrats, documents ou avis afférents aux présentes soient rédigés en langue anglaise.

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IN WITNESS WHEREOF the Parties have executed this Agreement as of the date first above written.

IMS HEALTH CANADA INC.
By:
Name:
Title:
IMS SOFTWARE SERVICES LTD.
By:
Name:
Title:
DIVERSINET CORP.
By:
Name:
Title:

EXHIBIT A

Form of Escrow Agreement

EXHIBIT B

Form of Additional Lock-Up Agreement

EXHIBIT C

Form of Opinion

EXHIBIT D

Transition Services Agreement

EXHIBIT E

Vendor’s Bring-Down Certificate

EXHIBIT F

Purchaser’s Bring-Down Certificate

SCHEDULE 1.1(2)

Intellectual Property

[REDACTED]

SCHEDULE 1.1(3)

Vendor Knowledge

[REDACTED]

SCHEDULE 1.1(4)

Material Consent

None

SCHEDULE 1.1(7)

Operating and Fixed Assets

[REDACTED]

SCHEDULE 1.1(8)

Excluded Obligations

None

SCHEDULE 1.1(12)

Permits

SCHEDULE 2.3(1)

GST/HST

The amount of GST/HST payable by IMS Canada is 13% of the amount payable by IMS Canada, such amount being equal to the Canadian dollar equivalent of US$1,085,000 (based on the applicable exchange rate published on the Exchange Rates page of the Bank of Canada website on the day preceding the Closing Date).

- # -

SCHEDULE 3.1(2)

Authorization by Vendor

None

- # -

SCHEDULE

Financial Statements

The Vendor is incorporating by reference hereto the following financial statements from the SEC Edgar database:

•

Form 6-K for the six months ended June 30, 2013, once filed

•

Form 6-K for the three months ended March 31, 2013 (http://www.sec.gov/Archives/edgar/data/918387/000091838713000005/0000918387-13-000005-index.htm)

•

2013 Form 20-F for the year ended December 31, 2012 (http://www.sec.gov/Archives/edgar/data/918387/000091838713000004/0000918387-13-000004-index.htm)

•

Form 6-K for the nine months ended September 30, 2012 (http://www.sec.gov/Archives/edgar/data/918387/000091838712000011/0000918387-12-000011-index.htm)

•

Form 6-K for the six months ended June 30, 2012 (http://www.sec.gov/Archives/edgar/data/918387/000091838712000010/0000918387-12-000010-index.htm)

•

Form 6-K for the three months ended March 31, 2012 (http://www.sec.gov/Archives/edgar/data/918387/000091838712000007/0000918387-12-000007-index.htm)

•

2012 Form 20-F for the year ended December 31, 2011 (http://www.sec.gov/Archives/edgar/data/918387/000091838712000006/0000918387-12-000006-index.htm)

SCHEDULE (a)

Location of Purchased Assets

The Purchased Assets are located at the Vendor’s office at 2235 Sheppard Avenue East, Suite 1700, Toronto, ON M2J 5B5 and at Peer 1 located at 20 Pullman Court, Toronto, ON M1X 1E4.

- # -

SCHEDULE 3.1(6)(b)

Excluded Title to Purchased Assets

[REDACTED]

SCHEDULE

Contracts, Material Contracts and Assigned Contracts

[REDACTED]

- # -

SCHEDULE 3.1(8)(d)

Challenges to Intellectual Property

[REDACTED]

#

SCHEDULE

Key Employees(1)

[REDACTED]